As filed with the Securities and Exchange Commission on April 30, 1999
                           Registration No. 333-57931

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                TUMBLEWEED, INC.
             (Exact Name of Registrant as Specified in Its Charter)


          DELAWARE                      5812                  61-1327945
(State or Other Jurisdiction      (Primary Standard         (I.R.S. Employer
    of Incorporation or       Industrial Classification  Identification Number)
       Organization)                 Code Number)

                              1900 MELLWOOD AVENUE
                           LOUISVILLE, KENTUCKY 40206
                                 (502) 893-0323
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                               GREGORY A. COMPTON
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                              1900 MELLWOOD AVENUE
                           LOUISVILLE, KENTUCKY 40206
                                 (502) 893-0323
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For service)
                                  ------------

                                   Copies To:
                            William G. Strench, Esq.
                             Alan K. MacDonald, Esq.
                           Brown, Todd & Heyburn PLLC
                       400 West Market Street, 32nd Floor
                           Louisville, Kentucky 40202
                                 (502) 589-5400

                                   -----------

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
/X/

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box effective registration statement for the same offering. / /

                                  ------------

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                                  ------------

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                  ------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

PROSPECTUS

                               [TUMBLEWEED LOGO]









                        5,105,000 SHARES OF COMMON STOCK

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 13 IN DETERMINING WHETHER TO PURCHASE THE COMMON STOCK.

                       -----------------------------------

         The selling shareholders identified on pages 57 of this Prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page
57. We will not receive any portion of the proceeds from the sale of these shares.

         Tumbleweed, Inc.'s common stock is quoted on the Nasdaq National Market under the symbol TWED.

         On April 28, 1999, the last sale price of the common stock on the Nasdaq National Market was $11.25 per share.


===============================================================================================
                                                   Underwriting Discounts      Proceeds to
                              Price to Public     and Agent's Commissions    Tumbleweed, Inc.
------------------------ ------------------------ ------------------------ --------------------
------------------------ ------------------------ ------------------------ --------------------
Total                         See text above           See text above         See text above
------------------------ ------------------------ ------------------------ --------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   -----------

                  The date of this Prospectus is April 30, 1999

TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................................5
HISTORY AND REORGANIZATION.................................................10
RISK FACTORS...............................................................11
FORWARD-LOOKING STATEMENTS.................................................17
USE OF PROCEEDS............................................................18
DIVIDEND POLICY............................................................18
CAPITALIZATION.............................................................18
SELECTED FINANCIAL DATA....................................................19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS.....................21
BUSINESS...................................................................29
MANAGEMENT.................................................................41
EXECUTIVE COMPENSATION.....................................................44
CERTAIN TRANSACTIONS.......................................................47
LEASES WITH RELATED PARTIES................................................48
OTHER RELATED PARTY TRANSACTIONS...........................................49
PRINCIPAL STOCKHOLDERS.....................................................50
SELLING SHAREHOLDERS.......................................................52
PLAN OF DISTRIBUTION.......................................................57
DESCRIPTION OF SECURITIES..................................................58
SHARES ELIGIBLE FOR FUTURE SALE............................................60
EXPERTS....................................................................61
INDEX TO FINANCIAL STATEMENTS..............................................62

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY.

         TUMBLEWEED, LLC, WHICH USED TO OWN AND CONDUCT THE TUMBLEWEED BUSINESS, WAS MERGED INTO TUMBLEWEED, INC. ON JANUARY 1, 1999. IF WE REFER TO A TIME BEFORE THE MERGER, THIS INCLUDES TUMBLEWEED, LLC. OTHERWISE, THIS PROSPECTUS WILL REFLECT:

O        THAT THE MERGER WAS COMPLETED;
O THAT THE MEMBERS' INTERESTS IN TUMBLEWEED, LLC WERE CONVERTED INTO A TOTAL 5,105,000 SHARES OF OUR COMMON STOCK; AND
O        THAT  WE  SOLD  776,543  SHARES  OF  COMMON STOCK IN OUR INITIAL PUBLIC
         OFFERING.

1.  What do we do?

         We own, franchise or license 45 Tumbleweed(R) Southwest Mesquite Grill & Bar restaurants.

         o We own and operate 26 Tumbleweed restaurants in Kentucky, Indiana and Ohio.
         o Our franchisees own and operate 14 Tumbleweed restaurants in Kentucky, Indiana, Illinois, Tennessee and Wisconsin.
         o We license five restaurants outside the United States in Germany, Jordan and Saudi Arabia.
         o We and our franchisees expect to open two more company-owned restaurants and seven more franchised restaurants by the end of 1999.
         o Our restaurants are usually open seven days a week for lunch and dinner (except for certain holidays) and generally offer a full service bar.
         o Our same store sales increased 5.2% in 1997 versus 1996, 1.5% in 1998 versus 1997 and 2.4% for the first quarter of 1999 versus the first quarter of 1998.
         o For 1998, the average check at a full-service Tumbleweed restaurant, including beverages, was approximately $8.10 for lunch and $10.20 for dinner.

2. What do we feature?

         Tumbleweed restaurants feature sophisticated Tex-Mex and mesquite grilled food served in a casual dining atmosphere evoking the American Southwest. Our menu offers both distinctively seasoned, spicier versions of popular Tex-Mex dishes, as well as an assortment of grilled steaks, ribs, pork chops, chicken and seafood selections.

3. What customers do we target?

         The Tumbleweed concept is designed to appeal to a broad range of customers by offering a wide selection of distinctive items at a broad range of price points. We do this while, in our view, providing a consistent level of food quality and friendly and efficient service comparable or superior to that of other casual dining restaurants.


4. How do we supply our restaurants?

         We use a centralized commissary system which enhances our ability to maintain consistently high food quality and minimizes restaurant kitchen space and equipment. This also reduces the need for skilled cooking personnel, and simplifies restaurant operations.

5. What is our growth strategy?

         For the next several years we will continue to focus on the development of new and existing markets. Since we acquired the Tumbleweed concept in 1995, we have added 19 new company-owned and 11 new franchised and licensed restaurants. We have continued to develop the infrastructure necessary to support a more aggressive growth strategy. During this time we have had the opportunity:

o        to validate the Tumbleweed concept;
o        to refine our operating systems;
o to design and develop prototype restaurant buildings of different sizes; and
o        to build a team of experienced corporate managers.

All of these things are needed to support our future growth and our franchisees' growth.

6. Where are our target markets?

         We target mid-sized metropolitan markets for development. We have initially concentrated our efforts in the Midwest, Mid-Atlantic and Southeast regions, where income levels and other factors show us that there is a significant base of potential customers. When we select potential restaurant sites in our target markets, we analyze, among other things:

o        local market demographics;
o        site visibility;
o        competition in the vicinity; and
o        accessibility   and   proximity  of  major  retail   centers,   hotels,
         universities, and sports and entertainment facilities, as well as other factors.

Whenever possible, we also consider the feasibility of opening multiple restaurants in a target market. This allows us to achieve greater operating and advertising efficiencies.

7. What are our prototype stores?

         When we develop a new Tumbleweed restaurant we will generally use one of three prototype designs, the Mini, the Midi and the Maxi. These prototype designs will accommodate approximately 150, 225, and 265 guests. We target annual sales of $1,250,000, $2,000,000 and

$2,500,000, respectively, from these prototypes. The average sales by restaurant size for the 17 company-owned Tumbleweed restaurants opened for all of 1998 were:


                                             Number          Average Sales
       Size              Seating           of Stores           per Store
       ----              -------           ---------          ----------
       Mini              128-194               4              $1,193,000
       Midi              210-244               5              $1,769,000
       Maxi              252-384               8              $2,022,000

We believe that by using the multiple prototypes, we can more closely match the investment in a restaurant site with the site's targeted revenue. This allows us and our franchisees to more efficiently use our financial resources.

8.  Who are we?

         We were incorporated on December 17, 1997 and capitalized by our first shareholders in June 1998. On January 1, 1999, we merged with Tumbleweed, LLC. This allowed us to convert that company, which owned the assets used in our business, into a corporation for purposes of the stock offering.

9. What happened to the original investors in Tumbleweed, LLC?

         In the merger, the membership interests of the approximately 80 former members of Tumbleweed, LLC were converted into a total of 5,105,000 shares of our common stock. It is these shares which are being offered under this Prospectus.

10. When did we complete our initial public offering?

         On January 11, 1999, we completed our initial public offering of common stock. We sold 776,543 shares at the offering price of $10.00 per share. We sold the shares in a direct offering to the public, raising a total of $7,765,430. Following the merger and the initial public offering, we now have 5,881,543 shares of common stock issued and outstanding.

11. How did we use the initial public offering proceeds?

         We used $6,990,348 of the offering proceeds to repay bank indebtedness. The former Class A members of Tumbleweed, LLC, including certain of our directors and officers, incurred this indebtedness as part of the financing for the January 1995 acquisition of the Tumbleweed business by Tumbleweed, LLC. We have used the remaining offering proceeds, plus the additional cash contributions of $747,000 received from the former Class B members of Tumbleweed LLC shortly before the merger, to pay offering expenses and to reduce a line of credit.

12. What were our initial public offering expenses?

         The offering expenses we have incurred to date are approximately $1,000,000.00. We did not pay commissions or other underwriting expenses in connection with our offering. The only expense we will incur in connection with the offering by our selling shareholders is the cost of preparing and updating this Prospectus and related costs. See "Plan of Distribution".

13. What other payments or expenses did we incur in our initial public offering?

         We established a deferred tax liability of $639,623 in connection with Tumbleweed, LLC's conversion from a limited liability company to a C corporation in our merger.

14. Where are our offices?

         Our executive offices are located at 1900 Mellwood Avenue, Louisville, Kentucky 40206, and our telephone number is (502) 893-0323.


                             Summary Financial Data
                      (In thousands, except per share data)



                                                        Years Ended
                                                        December 31,
                                            ------------------------------------
                                             1996           1997          1998
                                             ----           ----          ----
Statement of Operations Data(1):
Total revenues                              $25,732       $29,826       $42,808
Income from operations                          705         2,143         2,823
Net income as reported                          501         1,714         1,953

Pro Forma Data
Net income as reported                         $501        $1,714        $1,953
Pro forma income tax expense(2)                (180)         (617)         (703)
                                               ----         -----        ------
Pro forma net income                           $321        $1,097        $1,250
                                               ====        ======        ======
Pro forma net income per
   share- basic and diluted                   $0.06         $0.21        $ 0.24
Weighted average shares outstanding           5,105         5,105         5,105
(3)





                                                     December 31, 1998
                                                     -----------------

                                                          Pro       Pro Forma
                                             Actual     Forma(4)  As Adjusted(5)
                                             ------     --------  --------------
Balance Sheet Data:
Total assets................................  $33,681     $33,681     $33,456

Long-term debt and capital lease
   obligations, including current
   maturities...............................   13,363      13,363       6,373
Total liabilities...........................   24,103      24,743      17,753
Redeemable members' equity..................   18,925          --          --
Members' equity.............................      354          --          --
Retained earnings (deficit).................   (9,701)         --          --
Pro forma stockholders' equity..............       --       8,938      15,703
-----------

(1)      Historical data of Tumbleweed, LLC before our merger.

(2) Before the merger between Tumbleweed, Inc. and Tumbleweed, LLC, we operated as a limited liability company and were not subject to corporate income taxes. We have made pro forma adjustments to net income to give effect to federal and state income taxes as though we had been subject to corporate income taxes for the periods presented with an effective tax rate of 36%.

(3) Shares outstanding gives effect to the merger between Tumbleweed, Inc. and Tumbleweed, LLC as if it had occurred as of January 1, 1996.

(4) Reflects the establishment of a deferred tax liability of $639,623 assuming the termination of Tumbleweed, LLC's limited liability company status on December 31, 1998, and the conversion of members' interests into 5,105,000 shares of Common Stock.

(5) Adjusted to reflect the proceeds of our sale of 776,543 shares of common stock at the initial public offering price of $10.00 per share, net of offering expenses of approximately $1,000,000 and the use of these proceeds and cash on hand of $225,000 to repay bank indebtedness of $6,990,348 recorded as short-term borrowings as of December 31,1998.

                             Summary Restaurant Data




                        For the years ended December 31,
            Company-owned           1996        1997         1998
            -------------           ----        ----         ----
             Restaurants
             -----------

In operation, beginning of           10          15           17
     period
Newly opened                          5           2            8
Purchased from Franchisee             0           0            0
                                     --          --           --
In operation, end of period          15          17           25
                                     --          --           --


           Franchised and
        Licensed Restaurants
        --------------------

In operation, beginning of            9           9           12
     period
Newly opened                          0           3            7
Restaurants closed                    0           0           (1)
                                     --          --           --
In operation, end of period           9          12           18
                                     --          --           --
         System total                24          29           43
                                     ==          ==           ==


                           HISTORY AND REORGANIZATION

         The first Tumbleweed Southwest Mesquite Grill & Bar restaurant opened in 1975 in New Albany, Indiana. By January 1995, the Tumbleweed system included 14 full-service restaurants in Kentucky, Indiana, Ohio and Wisconsin, seven of which were franchised.

         In January 1995, Tumbleweed, LLC, a limited liability company owned by an investor group led by our current management, acquired the rights to the Tumbleweed business and the other assets and liabilities of two corporations controlled by Tumbleweed's founders. The acquired assets included:

o        seven full-service Tumbleweed restaurants;
o        two limited service "food court" units; and
o        an interest in a third food court unit.

         In 1996 our management elected to focus on the development of full-service restaurants, and Tumbleweed, LLC sold its interests in food court units to a new venture controlled by certain of our directors. We initially held an interest in this new venture, and we describe the transaction in greater detail in the "Certain Transactions" section of this Prospectus.

         Since January 1995, the Tumbleweed system has grown to 45 full-service restaurants:

o        26 company-owned in Ohio, Kentucky and Indiana;
o 14 franchised restaurants in Kentucky, Indiana, Illinois, Tennessee and Wisconsin; and
o five licensed restaurants located in Jordan, Saudi Arabia and Germany under a licensing agreement with a restaurant operator based in Brussels, Belgium.

We describe the international license agreement in greater detail in the "Business -- International Licensing Agreement" and "Certain Transactions" sections of this Prospectus.

         We were incorporated on December 17, 1997 and capitalized by our first shareholders in June 1998. On January 1, 1999, we merged with Tumbleweed, LLC. This allowed us to convert that company, which owned the assets used in our business, into a corporation for purposes of the stock offering.

         In our merger with Tumbleweed, LLC, the membership interests of the approximately 80 former members of Tumbleweed, LLC were converted into a total of 5,105,000 shares of our common stock. The former Class B members of Tumbleweed, LLC also paid additional cash contributions of $747,500 shortly before the merger, as required under Tumbleweed, LLC's operating agreement.

         The initial equity contribution by the Tumbleweed, LLC Class A Members was $7,034,375, the Class B Members $152,500, the Class C Member $500, and the Common Members $6,000. The Tumbleweed, LLC Class C Member received his interest in Tumbleweed, LLC as part of the consideration paid in the January 1995 transaction in which Tumbleweed, LLC acquired the rights to the Tumbleweed business. In the merger, the interests of the Tumbleweed, LLC Class A, Class B, Class C and Common Members were converted into a total of 5,105,000 shares of Common Stock.

         We established a deferred tax liability of $639,623 in connection with Tumbleweed, LLC's conversion from a limited liability company to a C corporation in our merger.

                                  RISK FACTORS

         THERE IS A HIGH DEGREE OF RISK ASSOCIATED WITH AN INVESTMENT IN THE SHARES. YOU SHOULD NOT INVEST ANY FUNDS IN SHARES UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. YOU SHOULD VIEW ANY PURCHASE OF SHARES AS A LONG-TERM INVESTMENT. OUR BUSINESS, FINANCIAL CONDITIONS OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED BY ANY OF THE FOLLOWING RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT IN THE SHARES.

         THIS PROSPECTUS ALSO CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO OUR FUTURE PLANS AND EXPECTATIONS. YOU CAN IDENTIFY THESE STATEMENTS BY THE USE OF WORDS SUCH AS "EXPECTS", "ANTICIPATES", "INTENDS", "PLANS" AND SIMILAR WORDS. OUR ACTUAL RESULTS COULD DIFFER IN A MATERIAL WAY FROM THE RESULTS DISCUSSED IN THESE STATEMENTS. WE DISCUSS BELOW SOME OF THE FACTORS WHICH COULD CAUSE OUR ACTUAL RESULTS TO DIFFER FROM THE RESULTS WE EXPECT.

WE FACE UNCERTAINTIES AS WE EXPAND OPERATIONS

         Since 1995, we have grown while developing the operational systems, the internal controls and the management personnel that we believe are necessary to support our plans for continued expansion. We and our franchisees currently expect to open an additional two company-owned, and seven franchised restaurants by the end of 1999.

         In the course of expanding our business, we will enter into new geographic regions in which we have not operated before. We cannot be certain that our Tumbleweed concept will be successful in new geographic regions or particular local markets.

         When we believe that it is feasible, we intend to open multiple restaurants in a target market. This will allow us to achieve operating and advertising efficiencies. This "clustering" of restaurants in a target market can have an adverse affect on our same store sales in the short term, but we believe that clustering our restaurants can better our long-term results.

         Our growth depends on opening and operating additional profitable restaurants. Our ability to do this successfully will depend on a number of things, many of which are beyond our control, including:

o        selection and availability of suitable restaurant locations;
o        competition for restaurant sites;
o        negotiation of acceptable leases, purchase and/or financing terms;
o timely construction of restaurants and the management of construction costs;
o        securing required governmental permits and approvals;
o        employment and training of qualified personnel;
o        competition in new markets;
o        general economic and business conditions; and
o expansion of our existing commissary facilities or the opening and successful operation of additional commissaries, as necessary to support additional restaurants.

         Although we have been developing our organizational capabilities and management team to support increased growth, we may need to continue to improve our operational and financial systems and to acquire additional managerial and financial resources. If we fail to enhance these systems and add these resources in a logical and timely way, it could harm our results. We cannot be certain that we will be successful in achieving our growth plans or managing our expanding operations. Also, we cannot be certain that we can operate our new restaurants profitably.

WE FACE RISKS BECAUSE OF OUR SMALL RESTAURANT BASE

         We currently operate 26 Tumbleweed restaurants, four of which have been open for less than one year. As a result, the sales and earnings of these Tumbleweed restaurants may not be indicative of future operating results. Because of the small number of restaurants we currently operate, poor operating results at a small number of restaurants could harm our profitability. An unsuccessful new restaurant or unexpected difficulties encountered during expansion could have a greater adverse effect on our results of operations than would be the case in a restaurant company with more restaurants.

WE FACE RISKS BECAUSE OF THE NUMBER OF RESTAURANTS WHICH WE LEASE

         We lease 13 of our restaurants. Each lease agreement provides that the lessor may terminate the lease for a number of reasons, including if we default in our payment of any rent or taxes or if we breach any covenants or agreements contained in the lease. Termination of any of our leases could harm our results of operations.

CHANGES IN FOOD AND OTHER COSTS, AND RISKS IN OBTAINING SUPPLIES COULD HARM OUR RESULTS

          Our profitability depends significantly on our ability to anticipate and react to changes in food, labor, employee benefits and similar costs. We do not have control over these types of costs. We depend on frequent deliveries of produce and fresh beef, pork, chicken and seafood. We rely on US Foods, a national food distributor, as the primary distributor of our food. As a result, we run the risk of possible shortages or interruptions in supply caused by adverse weather or other conditions. In the past we have anticipated and reacted to changing costs through our purchasing practices or menu price adjustments. We may not be able to continue to avoid these adverse effects to our profits in the future.

CHANGES IN CONSUMER PREFERENCES AND ECONOMIC CONDITIONS COULD HARM OUR RESULTS

         Our continued success depends, in part, upon the continuing popularity of Southwestern Mesquite grilled and Tex-Mex foods. Changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants can all affect our operating results. Also, inflation, increased food, labor, energy and employee benefit costs, fluctuating insurance rates, national, regional and local regulations, regional weather conditions, and the availability of experienced management and hourly employees also may harm the restaurant industry in general and our restaurants in particular. Adverse changes in any of these factors could reduce guest traffic or impose practical limits on pricing, which could harm our earnings, financial condition, operating results or cash flows.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY

         The restaurant industry is intensely competitive. Many of our competitors have been in existence longer, have a more established market presence, and have substantially greater resources than we do. Restaurants compete with respect to price, service, location and food quality. We compete directly with a variety of other casual full-service dine-in restaurants, fast food restaurants, take-out food service companies, delicatessens, cafeteria-style buffets, and other food service establishments. The number of value-oriented, casual dining restaurants has increased in the past few years. Our competitors include national and regional chains, franchisees of other restaurant chains, and local owner-operated restaurants. A significant change in pricing or other business strategies by a competitor, such as an increase in the number of restaurants in our territories, could harm our sales, earnings and growth. We will likely face direct competition in each of the markets we enter.

OUR PROFITABILITY MAY SUFFER BECAUSE OF YEAR 2000 PROBLEMS

         We could experience interruptions in our business and significant losses if we or a significant supplier or vendor rely on computer information systems that are unable to accurately process dates beginning on January 1, 2000. We have initiated discussions with our significant suppliers and vendors regarding their plans to solve Year 2000 issues where their systems interface with our systems or otherwise impact our operations. We cannot predict whether year 2000 difficulties encountered by our suppliers and vendors and other third parties with whom we do business will have harm our business. See "Management's Discussion and Analysis--Impact of Year 2000."

WE FACE THE RISK OF LITIGATION

         We are from time to time the subject of complaints or litigation from guests alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us and our restaurants, regardless of whether the allegations are valid or whether we are liable. In addition, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. We have been subject to these employee claims from time to time, and a significant increase in the number of these claims or any increase in the number of successful claims could materially adversely affect our business, financial condition, operating results or cash flows.

WE DEPEND ON OUR KEY PERSONNEL

         Our future success significantly depends on the continued services of our senior management. We are particularly dependent on the services of John A. Butorac, Jr., our President and Chief Executive Officer, and James M. Mulrooney, our Executive Vice President and Chief Financial Officer, who have been responsible for our growth strategy and for developing the current Tumbleweed restaurant concept. They together have more than 44 years of restaurant industry experience. We have employment agreements with both Mr. Butorac and Mr. Mulrooney for an initial term of five years. We maintain key man life insurance on the life of both Mr. Butorac and Mr. Mulrooney, each in the principal amount of $2 million. The loss of the service of either of these persons could have a materially adverse effect upon our business, operating results and financial condition. Our performance also depends on our ability to motivate and retain our other executive officers and key employees. Competition for these employees in the restaurant industry is intense. The loss of the services of members of our senior management or the inability to attract additional personnel as needed could harm our business, financial condition, operating results or cash flows.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.

         The restaurant business is subject to extensive national, state, and local laws and regulations, including regulations:

o relating to the development and operation of restaurants such as land use and zoning regulations;
o        on the sale of alcoholic beverages;
o        imposing building and zoning requirements;
o        relating to the preparation and sale of food; and
o        governing our employer-employee  relationships,  including minimum wage
         requirements,   overtime,   working   and  safety   requirements,   and
         citizenship requirements.

         In addition, the Federal Trade Commission and certain states regulate the offer, sale, and termination of franchises, the refusal to renew franchises, and the scope of noncompetition provisions.

         Our inability to obtain or retain food or beverage licenses or approvals to sell franchises, or an increase in the minimum wage rate, employee benefits costs (including costs associated with mandated health insurance coverage), or other costs associated with employees, could harm our business, financial condition, operating results or cash flows.

         Difficulties or failure in obtaining required licenses and approvals could result in delaying or canceling the opening of new restaurants. Local authorities may suspend or deny renewal of our food and liquor licenses if they determine that our conduct does not meet the standards for the grant or renewal of the license. Although we have satisfied restaurant and liquor licensing requirements for our existing restaurants, we cannot predict whether we will be able to maintain these approvals or obtain these approvals at future locations.

         We are subject to certain states' "dram shop" statutes. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that served alcoholic beverages to the intoxicated person. We carry liquor liability insurance coverage as part of our existing comprehensive general liability insurance. However, an adverse judgment substantially in excess of our insurance coverage, or our failure to maintain insurance coverage, could harm our business, financial condition, operating results or cash flows could be adversely affected.

OUR MANAGEMENT AND PRINCIPAL STOCKHOLDERS RETAIN SIGNIFICANT CONTROL.

         The shares of common stock owned beneficially by John A. Butorac, Jr. and James M. Mulrooney represent approximately 51.1% of the outstanding shares of common stock. Our directors and executive officers beneficially own approximately 65.4% of the outstanding common stock. As a result, they may be able to control us and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of Tumbleweed and make some transactions more difficult without the support of these shareholders. These transactions might include proxy contests, mergers, tender offers, open market purchase programs or other purchases of common stock that could give our shareholders the opportunity to realize a premium over the then prevailing market price for shares of our common stock.

RELATED PARTY TRANSACTIONS.

         We have entered into transactions with entities in which members of our board of directors have significant interests. We may choose to enter into similar transactions with related parties in the future. Although all of the past transactions with related parties necessarily involve conflicts of interest, we believe that all of the transactions were entered into on terms comparable to those we could obtain from unrelated third parties. We have based our conclusion on a comparison of terms and conditions available from third parties.

         Our board of directors has adopted a policy that its audit committee must approve all future transactions between us and any parties related to our officers, directors, principal shareholders and affiliates . A majority of the independent members of the Board of Directors who do not have an interest in the transaction must also approve it, and the transaction must generally be on terms no less favorable to us than the terms which we could obtain from unrelated third parties. See "Certain Transactions."

SHARE PRICES WILL BE DETERMINED BY THE MARKET

         Prices for the shares of common stock under this Prospectus will generally be determined in the market. Many factors can influence the market price for our stock including the number of shares available for trade. Investor perception of our operations, of the restaurant industry as a whole, and of general economic and market conditions will affect the price for the shares of common stock. Although our shares have been listed on the Nasdaq National Market, and were traded briefly on the NASD OTC Bulletin Board before that time, we cannot be certain that an active trading market for the common stock will be developed or sustained.

OUR COMMON STOCK PRICE MAY BE VOLATILE

         The trading price of our common stock could fluctuate significantly in response to factors such as variations in our anticipated or actual results of operations, and by our or our competitor's announcements of new products. We will have no control over many of the factors which may affect the price of our common stock. In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general, and small capitalization and emerging growth companies in particular, which are often unrelated to their operating performance. These broad market fluctuations may harm the market price of the common stock, and may harm your ability to trade your shares. These fluctuations could also harm our ability to raise capital through future equity financings.

YOUR  ABILITY  TO  TRADE YOUR  SHARES  MAY BE  HARMED IF WE FAIL TO MAINTAIN OUR
 LISTING ON THE NASDAQ NATIONAL MARKET.

           As of the date of this Prospectus, our common stock is listed on the Nasdaq National Market. The requirements for listing on the Nasdaq National Market include, among other things, that:

o        generally, we must have pre-tax income of at least $1 million;
o at least 1.1 million shares of common stock must be in the public market float and must have a value of at least $8 million;
o        the bid price for the common stock must be at least $5 per share;
o        we must have tangible net assets of at least $6 million;
o generally, common stock must be held by at least 400 shareholders who hold 100 shares or more; and
o there must be at least three authorized Nasdaq market makers for the common stock.

Continued inclusion on the Nasdaq National Market requires, among other things, that:

o at least 750,000 shares of common stock must be in the public market float and must have a value of at least $5 million;
o        we must maintain tangible net assets of at least $4 million
o generally, the common stock must be held by at least 400 shareholders who hold 100 or more shares;
o        the  minimum bid price of the common  stock must be $1  per share;  and
o there must be at least two authorized Nasdaq market makers for the common stock.

         We cannot be certain that we will be able to maintain the listing of the common stock on the Nasdaq National Market. If we are unable to maintain the listing of the common stock on the Nasdaq National Market, the common stock may not trade on any exchange and trading, if any, may be conducted in the over-the-counter markets on the National Association of Securities Dealers, Inc.'s electronic bulletin board or on the "pink sheets." In such an event, the liquidity of your common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of the transactions, the inability to sell shares of common stock in some states, reductions in security analysts' and the news media's coverage, if any, of our operations, and lower prices for the common stock than might otherwise prevail. See "Plan of Distribution."

A SIGNIFICANT NUMBER OF SHARES WILL BE ELIGIBLE FOR FUTURE SALE

          There are 5,881,543 shares of our common stock outstanding. We have also granted options to purchase approximately 400,000 shares of common stock to employees and nonemployee directors. All of the outstanding shares will be freely tradeable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our executive officers, directors and certain principal shareholders ("affiliates"), as that term is defined in Rule 144 under the Securities Act. Shares owned by affiliates may generally be sold only in compliance with the limitations of Rule 144. The former members of Tumbleweed, LLC who received shares of our common stock when we merged have agreed not to sell 1,786,750 shares of the common stock (or 35% of the shares they received) until after September 30, 1999, without our consent. We can in our sole discretion and at any time release these shares and permit them to be sold. The possibility that substantial amounts of common stock may be sold in the public market could reduce the prevailing market price of the common stock and could impair our ability to raise capital through the sale of equity securities. See "Shares Eligible for Future Sale" and "Selling Shareholders."

WE MAY ISSUE PREFERRED STOCK WHICH COULD ADVERSELY AFFECT POSSIBLE DISTRIBUTIONS
       TO COMMON SHAREHOLDERS

         Our board of directors has the authority to issue the authorized shares of preferred stock in one or more series. The Board can also fix the designations, powers, privileges and relative, participating, optional or other special rights of the shares of each series of preferred stock. Our board may also specify the qualifications, limitations and restrictions, including the number of shares constituting each such series, dividend rates, redemption and sinking fund provisions, liquidation and preferences, conversion rights, and voting rights, without any further vote or action by our stockholders. The board of directors has no present plans to issue any shares of preferred stock. If preferred stock is issued in the future, it could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of Preferred Stock also could have the effect of delaying, deterring or preventing a change in control of Tumbleweed without further action by the stockholders.

We Have No Plans to Pay Cash Dividends

         We expect to pay no cash dividends on the common stock in the foreseeable future. We currently intend to retain any future earnings to finance the development of additional restaurants and the growth of our business generally. You should not purchase shares if you are depending upon dividend income from this investment. See "Dividend Policy."

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that reflect our views about future events and financial performance. Our actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements for various reasons, including those set out in the "Risk Factors," "Management's Discussion and Analysis," and "Business" sections and elsewhere in this prospectus. Therefore, you should not place undue reliance upon these forward-looking statements.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock by the selling stockholders.

                                 DIVIDEND POLICY

         We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to finance the development of additional restaurants and the growth of our business generally. We are also prohibited from paying dividends under the terms of our credit facility with National City Bank. Our ability to pay dividends in the future will depend upon earnings levels, capital needs, applicable covenants in our loan agreements, general business conditions, and other factors deemed relevant from time to time by our board of directors.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of December 31, 1998. The table has been prepared:

o on a pro forma basis as if our merger with Tumbleweed, LLC had occurred on that date;
o as adjusted to reflect our sale of 776,543 shares at a price of $10.00 per share; and
o as adjusted to reflect application of the net proceeds from the offering after deduction for the approximately $1,000,000 in offering expenses we have incurred and to repay $6,990,348 of bank indebtedness. The former Class A members of Tumbleweed, LLC, including certain of our directors and officers, incurred this indebtedness as part of the financing for the January 1995 acquisition of the Tumbleweed business by Tumbleweed, LLC. See "History and Reoranization" and "Use of Proceeds."


                                                              December 31, 1998
                                                              -----------------
                                                                    Pro       Pro Forma
                                                       Actual     Forma(1)  As Adjusted(2)
                                                       ------     --------  --------------

Long-term debt and capital lease obligations
  (including current maturities).......................$13,363     $13,363      $6,373
Redeemable members' equity                              18,925           -           -
Members' equity                                            354           -           -
Retained earnings (deficit)                             (9,701)          -           -
Stockholders' equity:
  Preferred Stock, $0.01 par value, 1,000,000 shares
    authorized, no shares issued and outstanding.......      -           -           -
  Common stock, $0.01 par value, 16,500,000 shares
    authorized; 5,105,000 shares outstanding, pro
    forma; 5,881,543 shares outstanding, as
    adjusted (3).......................................      -          51          58
  Paid-in capital......................................      -       8,887      15,645
                                                       -------      ------      ------
        Total stockholders' equity.....................      -       8,938      15,703
                                                       -------      ------      ------
Total capitalization...................................$22,941     $22,301     $22,076
                                                       =======     =======     =======

-----------------------

(1) Gives effect to (i) the conversion of redeemable members' equity and members' equity to stockholders' equity, including the elimination of $14,513,811 of accretion in redeemable members' equity related to Class A Member put options, upon the conversion of our members' interests into 5,105,000 shares of Common stock, and (ii) establishment of a deferred tax liability of $639,623 in connection with the termination of Tumbleweed, LLC's limited liability company status.

(2) Reflects the proceeds of the sale of 776,543 sharesof common stock at $10.00 per share net of offering expenses of approximately $1,000,000, and the use of these proceeds and cash on hand of $225,000 to repay bank indebtedness currently recorded as short-term borowings as of December 31, 1998. See "Use of Proceeds."

(3) Excludes approximately 400,000 shares of common stock issuable to employees and nonemployee directors upon the exercise of stock options granted under our stock incentive plan. See "Executive Compensation-- Stock Incentive Plan."


                             SELECTED FINANCIAL DATA

         In the following table, the income statement and balance sheet data of:

o Tumbleweed Mexican Food, Inc. and its affiliates from which Tumbleweed, LLC acquired the Tumbleweed concept in 1995 (the "Predecessor") for the year ended December 31, 1994 have been derived from the financial statements of the Predecessor which were audited by the Predecessor's independent auditors; and
o Tumbleweed, LLC for the years ended December 31, 1995, 1996, 1997 and 1998 have been derived from the financial statements of Tumbleweed, LLC which have been audited by Ernst & Young LLP, independent auditors, whose report thereon is included elsewhere in this filing.

The information set forth below should be read in conjunction with, and are qualified in their entirety by, the financial statements (and the notes thereto), and other financial information appearing elsewhere in this filing and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                Years Ended December 31,
                                          ----------------------------------------------------------------------

                                          Predecessor                      Tumbleweed, LLC
                                          -----------    -------------------------------------------------------

                                             1994           1995          1996           1997           1998
                                             ----           ----          ----           ----           ----
Statement of Income Data:

  Revenues:

           Restaurant sales               $14,147,124    $17,254,058   $23,284,007    $27,891,128    $40,490,933
           Commissary sales                 1,500,732      1,574,847     1,795,529      1,007,011      1,041,266
           Franchise fees and royalties       442,122        540,157       474,870        563,056        770,806
     Other revenues                           108,000        177,960       177,317        365,054        504,639
                                          -----------    -----------   -----------    -----------    -----------
         Total revenues                    16,197,978     19,547,022    25,731,723     29,826,249     42,807,644
  Operating expenses:

     Restaurant cost of sales               4,280,691      5,132,549     7,103,357      8,191,928     11,788,578
     Commissary cost of sales               1,297,045      1,424,077     1,649,502        887,793        905,814
     Operating expenses                     7,133,174      8,896,704    12,386,119     14,035,693     20,881,212
     Selling, general and administrative    1,682,395      1,962,036     2,250,827      3,051,740      4,150,303
     Depreciation and amortization            563,195      1,033,349     1,231,290        971,863      1,442,011
     Preopening amortization                  175,405        149,138       405,502        544,723        816,604
                                          -----------    -----------   -----------    -----------    -----------
         Total operating expenses          15,131,905     18,597,853    25,026,597     27,683,740     39,984,522
                                          -----------    -----------   -----------    -----------    -----------


                                       19





          Income from operations            1,066,073        949,169       705,126      2,142,509      2,823,122
  Interest expense, net                      (270,258)      (266,530)     (203,810)      (428,598)      (869,712)
                                          -----------   ------------  ------------   ------------    -----------
          Net income                      $   795,815   $    682,639  $    501,316   $  1,713,911    $ 1,953,410
                                          ===========   ============  ============   ============    ===========
  Historical net income                                 $    682,639  $    501,316   $  1,713,911    $ 1,953,410
  Pro forma income taxes(1)                                 (245,750)     (180,474)      (617,008)      (703,228)
                                                        ------------  ------------   ------------    -----------
  Pro forma net income                                  $    436,889  $    320,842   $  1,096,903    $ 1,250,182
                                                        ============  ============   ============    ===========
  Pro forma net income per share
    - basic and diluted                                       $ 0.09        $ 0.06         $ 0.21          $0.24

 Weighted average shares outstanding(2)                    5,105,000     5,105,000      5,105,000      5,105,000



                                                                      As of December 31,
                                          ------------------------------------------------------------------------------

                                             Predecessor                        Tumbleweed, LLC
                                             -----------                        ---------------

                                                                                                                 Pro
                                                                                                                Forma
                                                1994          1995          1996          1997         1998      1998 (3)
                                                ----          ----          ----          ----         ----     --------
                                                                        (In thousands)

Balance Sheet Data:
Total assets...........................        $8,492       $17,831       $21,262       $26,068       $33,681   $33,681

Long-term debt and capital lease
   obligations, including current
   maturities..........................         3,947         3,077         5,776         8,542        13,363    13,363

Total liabilities......................         4,975         4,132         7,108        10,725        24,103    24,743

Redeemable members' equity.............            --        16,413        20,233        23,420        18,925        --

Members' equity........................            --             7             7             7           354        --

Retained earnings (deficit)............            --        (2,721)       (6,085)       (8,083)       (9,701)       --

Stockholders' equity...................         3,517            --            --            --            --        --

Pro forma stockholders' equity.........            --            --            --            --            --     8,938

-----------

(1) Prior to the merger, we operated as a limited liability company and were not subject to corporate income taxes. Pro forma adjustment has been made to net income to give effect to federal and state income taxes as though we had been subject to corporate income taxes for the periods presented with an effective tax rate of 36%.

(2) Shares outstanding gives effect to the merger as if it had occurred as of January 1, 1995. See "History and Reorganization."

(3) Reflects the establishment of a deferred tax liability of $639,623 assuming the termination of Tumbleweed, LLC's limited liability company status on December 31, 1998 and the conversion of Tumbleweed, LLC's members' interests into 5,105,000 shares of our common stock. See "History and Reorganization."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Preliminary Note Regarding Forward-Looking Statements

         The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below and in "Risk Factors," "Use of Proceeds" and "Business" includes forward-looking statements about us and our business. Factors that realistically could cause results to differ materially from those projected in the forward-looking statements are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below and in "Risk Factors."

General

         Of the 43 Tumbleweed restaurants as of December 31, 1998, we owned and operated 25 restaurants in Kentucky, Indiana and Ohio, franchised 13 restaurants in Indiana, Illinois, Tennessee and Wisconsin, and licensed three restaurants in Germany and one restaurant each in Jordan and Saudi Arabia. As of the date of this Prospectus, there are 45 Tumbleweed restaurants of which we own and operate 26 restaurants in Kentucky, Indiana and Ohio, and franchise 14 in Kentucky, Indiana, Illinois, Tennessee and Wisconsin and licensed five. We also license five restaurants in Germany, Jordan and Saudi Arabia. Since December 31, 1998, an additional company-owned restaurant opened in Ohio, three franchised restaurants opened in Indiana, Kentucky, and Tennessee, and two franchised restaurants closed in Tennessee. We anticipate opening two additional company-owned restaurants and seven additional franchised restaurants by the end of 1999. We acquired the Tumbleweed business and other assets effective on January 1, 1995. See "History and Reorganization."

         On January 1, 1999, we merged with Tumbleweed, LLC. This allowed us to convert that company, which was the owner of the assets used in our business, into a corporation for purposes of the stock offering. In the merger, the membership interests of the approximately 80 former members of Tumbleweed, LLC were converted into a total of 5,105,000 shares of our common stock. The former Class B members of Tumbleweed, LLC also paid additional cash contributions of $747,500 shortly before the merger, as required under Tumbleweed, LLC's operating agreement. Following the merger and the initial public offering, we now have 5,881,543 shares of common stock issued and outstanding. We describe the merger in greater detail in the "History and Reorganization" section of this Prospectus.

         As a limited liability company, Tumbleweed, LLC had been treated as a partnership for income tax purposes and, accordingly, had incurred no federal or state income tax liability. The discussion of financial condition and results of operations included in the paragraphs that follow reflect a pro forma adjustment for federal and state income taxes that would have been recorded during these periods if Tumbleweed, LLC had been subject to corporate income taxes for the periods presented.

         The following section should be read in conjunction with "Summary Financial Data," "Summary Restaurant Data" and "Selected Financial Data" included elsewhere herein and our financial statements and the related notes thereto included elsewhere in this Prospectus. See "Index to Financial Statements."

Results of Operations

The following table sets forth the percentage relationship to total revenues of certain income statement data, except where noted, for the periods indicated.

                                                Year Ended December 31,
                                         --------------------------------
                                          1996        1997         1998
                                         -----       ------        -----
Revenues:
   Restaurant sales                       90.5%       93.5%        94.6%
   Commissary sales                        7.0         3.4          2.4
   Franchise fees and royalties            1.8         1.9          1.8
   Other revenues                          0.7         1.2          1.2
                                         -----       -----        -----
       Total revenues                    100.0       100.0        100.0

Operating expenses:
   Restaurant cost of sales(1)            30.5        29.4         29.1
   Commissary cost of sales(2)            91.9        88.2         87.0
   Operating expenses(1)                  53.2        50.3         51.6
   Selling, general and
       administrative                      8.7        10.2          9.7
   Depreciation and amortization           4.8         3.3          3.4
   Preopening amortization                 1.6         1.8          1.9
                                         -----       -----        -----
       Total operating expenses           97.3        92.8         93.4
                                         -----       -----        -----
       Income from operations              2.7         7.2          6.6
Interest expense, net                     -0.8        -1.4         -2.0
       Net income                          1.9%        5.8%         4.6%
                                         =====       =====        =====

Historic net income                        1.9%        5.8%         4.6%
Unaudited pro forma income taxes (3)      -0.7        -2.1         -1.6
                                         -------------------------------
Unaudited pro forma net income             1.2%        3.7%         3.0%
                                         ===============================

(1)    As percentage of restaurant sales.
(2)    As percentage of commissary sales.
(3) The unaudited pro forma income taxes reflect the effect of Reorganization on the historical net income assuming we were taxed as a C corporation for income tax purposes with an assumed combined federal and state effective tax rate of 36%.

Comparison of the Years Ended December 31, 1998 and 1997

Total revenues increased by $12,981,395 or 43.5% for 1998 compared to 1997. The increase in total revenues reflects the opening of eight additional company-owned restaurants in 1998. Restaurant sales at company-owned restaurants increased $12,599,805 or 45.2% for 1998 compared to 1997. Company-owned same store sales increased by 1.5% in 1998.

Commissary sales to franchised restaurants increased by $34,255 or 3.4% in 1998 compared to 1997. In May, 1997, we made a decision to discontinue commissary sales of products not manufactured by the commissary. As a result, commissary sales did not increase proportionally to the increase in the number of franchised stores.

Franchise fees and royalties increased by $207,750 or 36.9% in 1998 compared to 1997. The increase was due primarily to $105,000 in franchise fees received upon the opening of three new franchised restaurants in 1998 compared to two in 1997, $23,250 in territory fees received from international operations and additional royalties from three franchised restaurants opened in 1998.

Other revenues increased by $139,585 or 38.2% in 1998 compared to 1997, primarily due to an increase in volume related purchasing rebates of approximately $141,000 and monies from the Ohio Bureau of Workers' Comp representing a return of invested premiums by the State of Ohio totaling approximately $143,000 in 1998. The increases were offset in part by $178,000 in insurance proceeds received in 1997.

Restaurant cost of sales increased by $3,596,650 or 43.9% for 1998 compared to 1997. The increase was principally due to the opening of eight additional company-owned restaurants. Restaurant cost of sales decreased as a percentage of sales by 0.3% to 29.1% for 1998 compared to 29.4% in 1997. The decrease resulted primarily from improved operating efficiencies in the commissary and lower product costs at the restaurant level.

Commissary cost of sales increased $18,021 or 2.0% in 1998 compared to 1997. Commissary cost of sales did not increase proportionally to the increase in the number of franchised stores due to the discontinuance of sales of products not manufactured by the commissary. As a percentage to sales commissary cost of sales decreased 1.2%. This was due to lower ingredient costs for products sold by the commissary.

Restaurant operating expenses increased by $6,845,519 or 48.8% in 1998 compared to 1997. The increase reflects the addition of eight company-owned restaurants. Operating expenses increased as a percentage of restaurant sales to 51.6% in 1998 from 50.3% in 1997 primarily due to a 1.2% increase in freight and a 0.7% increase in restaurant level promotional costs. These costs were offset in part by a 0.7% decrease in labor costs.

Selling, general and administrative expenses increased by $1,098,563 or 36.0% for 1998 compared to 1997. The increase was due in part to the addition of management and staff personnel during 1998 to support the growing restaurant base. Because of our restaurant growth plans management expects selling, general and administrative expenses to continue to increase during 1999 in absolute dollars.

Preopening amortization increased $271,881 or 49.9% for 1998 compared to 1997. The increase is due to the opening of eight additional company-owned restaurants in 1998 as compared to two restaurants in 1997.

Depreciation  and  amortization  expense  increased  $470,148  or 48.4% for 1998
compared  to  1997  due  primarily  to  the  addition  of  eight   company-owned
restaurants.

Net interest expense increased $441,114 or 102.9% for 1998 compared to 1997. The increase resulted from increased borrowings to fund the growth in company-owned restaurants.

The pro forma adjustment provides for statutory federal and state tax rates then in effect as though we had been subject to corporate income taxes for 1998 and 1997. The combined effective tax rate is 36.0% for 1998 and 1997.

As a result of the factors discussed above, pro forma net income in 1998 increased $153,279 or 14.0% compared to 1997. Pro forma net income per share increased to $0.24 in 1998 compared to $0.21 in 1997.

Comparison of the Years Ended December 31, 1997 and 1996

Total revenues increased by $4,094,526 to $29,826,249 or 15.9% in 1997 compared to $25,731,723 in 1996, primarily due to an increase in the number of company-owned restaurants. Restaurant sales at company-owned restaurants increased $4,607,121 to $27,891,128 or 19.8% in 1997 compared to $23,284,007 in
1996. This increase was largely the result of the opening of two company-owned restaurants in 1997 and three company-owned restaurants late in 1996. Same store sales at company-owned restaurants increased 5.2% in 1997 compared to 1996.

Commissary sales to franchised restaurants decreased by $788,518 to $1,007,011 or 43.9% in 1997 compared to $1,795,529 in 1996. The decrease was primarily due to the decision to discontinue selling products not manufactured by the commissary.

Franchise fees and royalties increased $88,186 to $563,056 or 18.6% in 1997 compared to $474,870 in 1996. The increase was due to an approximate $70,000 increase in franchise fees for two additional franchised restaurants opened in 1997 and an additional $18,000 in royalties.

Other revenues increased $187,737 to $365,054 or 105.9% in 1997 compared to $177,317 in 1996. In 1997, we received proceeds of $178,000 from business interruption insurance as a result of flooding at a company-owned restaurant and an increase in rebate income from suppliers of approximately $80,000 in 1997. These increases were offset in part by the gain on the sale of our food court operations of $71,300 in 1996.

Cost of restaurant sales at company-owned restaurants increased by $1,088,571 to $8,191,928 or 15.3% in 1997 compared to $7,103,357 in 1996. The increase reflects the opening of two additional company-owned restaurants in 1997 and three company-owned restaurants late in 1996 and an increase in company-owned same store sales. Cost of restaurant sales decreased as a percentage of restaurant sales by 1.1% to 29.4% in 1997 compared to 30.5% in 1996. This decrease was due primarily to lower cheese, beef and produce prices.

Commissary  cost of  sales  decreased  $761,709  to  $887,793  or  46.2% in 1997
compared  to  $1,649,502  in  1996.  The  decrease   reflects  the  decision  to
discontinue commissary sales of products not manufactured by the commissary.

Operating expenses at company-owned restaurants increased $1,649,574 to $14,035,693 or 13.3% in 1997 compared to $12,386,119 in 1996, principally due to the addition of company-owned restaurants and an increase in company-owned same store sales. Operating expenses decreased as a percentage of restaurant sales to 50.3% in 1997 compared to 53.2% in 1996, primarily the result of a 1.2% decrease in restaurant labor costs and a 1.5% decrease in restaurant-level promotional expenses.

Selling, general and administrative expenses increased by $800,913 to $3,051,740 or 35.6% in 1997 compared to $2,250,827 in 1996. The increase reflects growth in our management and staff personnel in accounting, operations, training and purchasing during 1997 to support the growing restaurant base. The percentage to revenue was 1.5% higher at 10.2% in 1997 compared to 8.7% in 1996. The increase was due to additional staffing required for new restaurant openings planned for the first quarter of 1998.

Depreciation and amortization expense decreased $259,427 to $971,863 or 21.1% in 1997 compared to $1,231,290 in 1996. Amortization expense related to noncompetition agreements decreased by $500,000 in 1997, but was offset in part by increased depreciation resulting from additional company-owned restaurants.

Preopening amortization increased $139,221 to $544,723 or 34.3% in 1997 compared to $405,502 in 1996. Preopening expenses for more company-owned restaurants were amortized in 1997 than in 1996.

Net interest expense increased $224,788 to $428,598 or 110.3% in 1997 compared to $203,810 in 1996, primarily the result of growth in the number of restaurants in operation and the incremental costs associated with such growth.

The pro forma adjustment provides for statutory federal and state tax rates then in effect as though we had been subject to corporate income taxes for 1997 and 1996. The combined effective tax rate is 36.0% for 1997 and 1996.

As a result of the factors discussed above, pro forma net income in 1997 increased $776,061 or 241.9% compared to 1996. Pro forma net income per share increased to $0.21 in 1997 compared to $0.06 in 1996.

Impact of Inflation

       The impact of inflation on the cost of food, labor, equipment, land and construction costs could affect our operations. A majority of our employees are paid hourly rates related to federal and state minimum wage laws. As a result of increased competition and the low unemployment rates in the markets in which our restaurants are located, we have continued to increase wages and benefits in order to attract and retain management personnel and hourly workers. In addition, most of our leases require us to pay taxes, insurance, maintenance, repairs and utility costs, and these costs are subject to inflationary pressures. Most of the leases also provide for increases in rent based on increases in the consumer price index when the leases are renewed. We may attempt to offset the effect of inflation through periodic menu price increases, economies of scale in purchasing and cost controls and efficiencies at existing restaurants.

Quantitative and Qualitative Disclosures About Market Risk

Tumbleweed does not enter into derivative transactions or speculate on the future direction of interest rates. We are exposed to interest rate changes primarily as a result of our variable rate debt instruments. As of December 31, 1998, approximately $8.0 million of our debt bore interest at variable rates. We believe that the effect, if any, of reasonably possible near-term changes in interest rates on our consolidated financial position, results of operations or cash flows would not be significant.

Quarterly Financial and Restaurant Operating Data

   The following is a summary of certain unaudited quarterly results of operations for the years ended December 31, 1997 and 1998:


                     First Quarter       Second Quarter       Third Quarter       Fourth Quarter       Total
Calendar Year
1997

Restaurant sales     $ 6,538,745        $ 6,682,908           $ 7,300,641         $7,368,834           $27,891,128

Total revenues         7,109,943          7,126,990             7,721,716          7,867,600            29,826,249

Income before
taxes                    229,522            519,997               532,005            432,387             1,713,991

Pro forma net
income                   146,894            332,798               340,483            276,728             1,096,903

Pro forma net
income per share -
basic and diluted            .03                .07                   .07                .05                   .21


                                       25





Shares used in
computing pro
forma net income
per share              5,105,000          5,105,000             5,105,000          5,105,000             5,105,000

Company-owned
restaurants in
operation at end of
quarter                       15                 15                   16                  17                    17

Calendar Year
1998

Restaurant sales    $  8,409,122       $ 10,138,509          $ 10,516,721       $ 11,426,581          $ 40,490,933

Total revenues         8,907,877         10,777,335            11,105,504         12,016,928            42,807,644

Income before taxes      342,147            591,293               613,050            406,920             1,953,410

Pro forma net
income                   218,974            378,428               392,352            260,428             1,250,182

Pro forma net
income per share -
basic and diluted            .04                .07                   .08                .05                   .24

Shares used in
computing pro
forma net income
per share              5,105,000          5,105,000             5,105,000          5,105,000             5,105,000

Company-owned
restaurants in
operation at end of
quarter                       21                 22                    23                 25                   25



Impact of Year 2000

         We have scheduled the replacement of certain of our older computer systems with hardware and software that has been certified to be Year 2000 compliant. We have also completed an assessment of other computer systems and will modify or replace portions of our software so that our computer systems will function properly with respect to dates in or after the Year 2000. The total Year 2000 project cost is estimated at approximately $406,000, which includes $370,000 for the purchase of new hardware and software that will be capitalized and $36,000 that will be expensed as incurred. As of December 31, 1998, we had not incurred any expenses relating to the Year 2000 project.

         The project is estimated to be completed during August 1999, which is prior to any anticipated impact on our operating systems. We believe that as a result of the installation of new hardware, the modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for our computer systems. However, if such modifications and conversions are not made, or are not completed timely, inability of our computer systems to function accurately could have a material impact on our operations.

         We are in the process of querying significant vendors with respect to Year 2000 issues. Based on the responses received from vendors, we are not aware of any vendors with a Year 2000 issue that would materially impact results of operations, liquidity, or capital resources. However, the inability of vendors to complete their Year 2000 resolution process in a timely fashion could materially impact our operations, although the actual impact of non-compliance by vendors is not determinable.

         We are in the process of developing a contingency plan in the event we do not complete all phases of our Year 2000 program.

         The costs of the project and the date on which we believe that we will complete the Year 2000 modifications are based on management's best estimates, which were based on numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

Change in Accounting Principle

         In 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position, "Reporting on the Costs of Start-Up Activities" (the "SOP"), which requires adoption no later than the beginning of 1999. Our initial application of the SOP will require the write-off of deferred preopening costs ($524,669 at December 31, 1998) as of the date of adoption, which will be reported, on a net of tax basis, as the cumulative effect of a change in accounting principle. We adopted this new standard as of January 1, 1999. It is not practical to estimate what the effect of the change will be on 1999 earnings.

Segement Information

We have three reportable segments: restaurants, commissary and corporate. The restaurant segment includes the operations of all of our company-owned restaurants and derives revenue from the sale of food products to the general public. The commissary segment derives revenues from the sale of food products to company-owned and franchised restaurants. The corporate segment derives revenues from sale of franchise rights, franchise royalties and related services used in restaurant operations, and includes our selling, general and administrative activities. Segment information is disclosed in Note 10 to our financial statements attached to this prospectus.

Generally, we evaluate performances and allocate resources based on net income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies contained in Note 2 to our financial statements attached to this prospectus.

Liquidity and Capital Resources

         Our ability to expand the number of restaurants will depend on a number of factors, including:

o         the selection and availability of quality restaurant sites;
o         the negotiation of acceptable lease or purchase terms;
o         the securing of required governmental permits and approvals;
o the adequate supervision of construction, the hiring, training and retaining of skilled management and other personnel;
o         the availability of adequate financing; and

o         other factors, many of which are beyond our control.

         The hiring and retention of management and other personnel may be difficult given the low unemployment rates in the areas in which we intend to operate. There can be no assurance that we will be successful in opening the number of restaurants anticipated in a timely manner. Furthermore, there can be no assurance that our new restaurants will generate sales revenue or profit margins consistent with those of our existing restaurants, or that these new restaurants will be operated profitably.

         Our principal capital needs arise from the development of new restaurants, and to a lesser extent, maintenance and improvement of existing facilities. The principal sources of capital to fund these expenditures were members' contributions, internally generated cash flow, bank borrowings and lease financing. The following table provides certain information regarding our sources and uses of capital for the periods presented:

                                                       Years
                                                 Ended December 31,
                                                 ------------------
                                          1996          1997           1998
                                          ----          ----           ----
Net cash provided by operations      $  1,069,979   $ 3,040,836   $  3,447,666

Purchases of property and
      equipment                         4,712,962     4,105,089      5,313,575

Proceeds from sale of property and
      equipment                         1,635,815             -              -

Net distributions of
      members' equity                    (45,715)     (525,002)      (328,788)

Net borrowings on long-term debt
      and capital lease obligations       905,201     1,797,898      3,251,135

         Since the acquisition of the Tumbleweed business, our single largest use of funds has been for capital expenditures consisting of land, building and equipment associated with our restaurant expansion program. Our substantial growth over the period has not required significant additional working capital. Sales are predominantly for cash and the business does not require the maintenance of significant receivables or inventories. In addition, it is common within the restaurant industry to receive trade credit on the purchase of food, beverage and supplies, thereby reducing the need for incremental working capital to support sales increases.

         We both own and lease restaurant facilities. Management determines whether to acquire or lease a restaurant facility based on our evaluation of the financing alternatives available for a particular site.

         We plan to open two additional company-owned Tumbleweed restaurants during 1999, depending on the availability of quality sites, the hiring and training of sufficiently skilled management and other personnel, and other factors. As of December 31, 1998, we had two additional restaurants under construction, one of which was opened in the first quarter of 1999.

         We will utilize mortgage, sale/leaseback and landlord financing, as well as equipment leasing and financing, for a portion of the development costs of restaurants opened during 1999. The remaining costs will be financed through the initial public offering together with available cash reserves, cash provided from operations and borrowing capacity. We believe such sources will be sufficient to fund our expansion plans through 1999. Should our actual results of operations fall short of, or the rate of expansion significantly exceed our plans, or should costs or capital expenditures exceed expectations, we may need to seek additional financing in the future. In negotiating such financing, there can be no assurance that we will be able to raise additional capital on satisfactory terms.

         As of December 31, 1998, we had a $5,000,000 revolving credit facility with National City Bank (the "Credit Facility"). Subsequent to December 31, 1998, the amount of the Credit Facility was increased to $6,500,000. As of December 31, 1998, we had outstanding borrowings under the Credit Facility of approximately $4,302,000. The Credit Facility imposes restrictions with respect to the maintenance of certain financial ratios, the incurrence of indebtedness, the sale of assets, mergers, capital expenditures and the payment of dividends.

         In order to provide any additional funds necessary to pursue our growth strategy, we may incur, from time to time, additional short and long-term bank indebtedness and may issue, in public or private transactions, equity and debt securities, the availability and terms of which will depend upon market and other conditions. There can be no assurance that such additional financing will be available on acceptable terms.

                                    BUSINESS

General

         Tumbleweed(R) Southwest Mesquite Grill & Bar restaurants feature sophisticated Tex-Mex and mesquite grilled food served in a casual dining atmosphere evoking the American Southwest. Tumbleweed restaurants are generally open seven days a week for lunch and dinner (except certain holidays) and generally offer a full service bar.

         There are currently 45 full-service restaurants in the Tumbleweed system. We own and operate 26 restaurants in Kentucky, Indiana and Ohio, and franchise an additional 14 restaurants in Kentucky, Indiana, Illinois, Tennessee and Wisconsin. We also license five restaurants outside the United States. We and our franchisees currently expect to open an additional two company-owned and seven franchised restaurants by the end of 1999.

         We use three different size restaurant designs to better match the investment in a restaurant site to the site's revenue potential. The following table sets forth by restaurant size certain sales and other information for the 17 company-owned Tumbleweed restaurants open for all of 1998:


                                               Number            Average Sales
           Size             Seating          of Stores             per Store
           ----             -------          ---------            ----------
           Mini             128-194              4                $1,193,000
           Midi             210-244              5                $1,769,000
           Maxi             252-384              8                $2,022,000

         Our same store sales increased 5.2% in 1997 versus 1996, and 1.5% in 1998 versus 1997 and 2.4 % for the first quarter of 1999 versus the first quarter of 1998.

Concept and Strategy

         The Tumbleweed concept is designed to appeal to a broad range of customers by offering a variety of sophisticated Tex-Mex and mesquite grilled selections, emphasizing consistent, high quality food and drinks at moderate prices, and providing efficient and friendly service in a casual dining setting. The key elements of the Tumbleweed concept include the following:

         ONE CONCEPT OFFERING TWO DISTINCTIVE MENUS. The Tumbleweed menu is intended to distinguish Tumbleweed from competing Mexican and casual dining concepts by offering both distinctively seasoned, spicier versions of burritos, enchiladas, tacos, salads, and other popular Tex-Mex dishes, as well as an assortment of grilled steaks, ribs, pork chops, chicken and seafood selections. Management believes this approach appeals to a broader segment of the population and encourages customers to visit the restaurants more often.

         MAINTAINING A FAVORABLE PRICE-TO-VALUE RELATIONSHIP. Tumbleweed's pricing strategy is intended to appeal to value-driven customers as well as traditional casual dining customers. Tumbleweed offers a wide selection of distinctive items at a broad range of price points while, in management's view, providing a level of food quality and service comparable or superior to that of other casual dining restaurants. For 1998, the average check at a full-service Tumbleweed restaurant, including beverages, was approximately $8.10 for lunch and $10.20 for dinner. Management believes that this pricing approach, together with Tumbleweed's emphasis on variety and quality, creates a favorable price-to-value perception that can increase customer volume and generate more frequent repeat visits.

         ACHIEVING TOTAL GUEST SATISFACTION. We are committed to providing prompt, friendly and attentive service and consistent food quality to our customers. Tumbleweed employs a quality control supervisor independent of our
Operations division who evaluates the operations of the company-owned and franchised restaurants on a regular basis to ensure that each restaurant is following the specified operations procedures. We also use a "mystery shopper" program to compare actual performance of restaurants to Tumbleweed standards and solicit comment cards from customers to monitor and modify restaurant operations.

         MATCHING INVESTMENT TO SALES POTENTIAL. When developing a new Tumbleweed restaurant, we generally uses one of three prototype designs management believes is best suited to a particular site. Our Mini, Midi and Maxi prototype restaurants accommodate approximately 150, 225, and 265 guests, respectively. Each size restaurant offers full service casual dining and the same menu containing a wide assortment of Tex-Mex and mesquite grilled selections. Management believes that the use of multiple prototypes permits us to more closely match the investment in a restaurant site with the site's estimated sales potential. These factors allow us and our franchisees to more efficiently utilize financial resources.

         COMMITMENT TO ATTRACTING AND RETAINING QUALITY EMPLOYEES. By providing extensive training and attractive compensation, and by emphasizing clearly defined organizational values, we foster a strong corporate culture and encourage a sense of personal commitment from our employees. We have a monthly cash bonus program for each restaurant's management team based on attaining sales growth and related performance goals on a restaurant-by-restaurant basis. Management believes Tumbleweed restaurant managers typically earn bonuses ranging from 20% to 30% of their base cash compensation.

         CENTRALIZED COMMISSARY. Use of a centralized commissary system enhances Tumbleweed's ability to maintain consistently high food quality, minimizes the kitchen space and equipment

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needed  at  each  restaurant,  reduces  the  need  for  highly  skilled  cooking personnel, and simplifies restaurant operations. Managers and kitchen staff at each restaurant focus on the final preparation of menu items to Tumbleweed standards. We currently operate our commissary principally to enhance food quality and operational efficiency of company-owned and franchised restaurants and not as a separate material source of profits for us. Management believes
this  approach  increases   Tumbleweed's   ability  to  offer  our  customers  a
consistently high level of food quality at a moderate price.

         Atmosphere. Tumbleweed restaurants offer relaxed and comfortable surroundings where guests can enjoy a quality dining experience. Decorative features such as American Indian artifacts, cowboy memorabilia, wildlife replicas, rough-hewn timber and a creek stone fireplace evoke the feeling of the Great Southwest.

Expansion Strategy

         Since acquiring the Tumbleweed concept in 1995, we have added new company-owned and franchised restaurants, while developing the infrastructure necessary to support a more aggressive growth strategy. This approach has given management an opportunity to validate the Tumbleweed concept, refine operating systems, design and develop prototype restaurant buildings of different sizes and build a team of experienced corporate managers needed to support future internal and franchise growth. We and our franchisees plan to add two company-owned and seven franchised restaurants by the end of 1999.

         The following are key elements of our expansion strategy:

         Opening Restaurants in Target Markets. We target mid-sized metropolitan markets, initially concentrating in the Midwest, Mid-Atlantic and Southeast regions, where income levels and the presence of shopping and entertainment centers, offices and/or colleges and universities indicate that a significant base of potential customers exists. Management considers the feasibility of opening multiple restaurants in a target market, which offers greater operating and advertising efficiency. As we add additional restaurants in a target market, there may be short-term decreases in same store sales. However, management believes this clustering strategy can enhance long-term performance through economies of scale and shared advertising expenses. Management also views smaller markets with fewer competing casual dining restaurants as presenting growth opportunities for us. Management believes that our target markets are less competitive than major metropolitan markets in terms of both site acquisition costs and number of casual dining restaurant options.

         Selecting and Developing High Quality Restaurant Sites. In selecting potential restaurant sites, management analyzes a variety of factors, including, but not limited to, local market demographics, site visibility, competition in the vicinity, and accessibility and proximity of significant generators of potential customers such as major retail centers, hotels, universities, and sports and entertainment facilities. The acquisition of sites may involve leases, purchases, and joint venture arrangements, and will require either the construction of new buildings or the conversion of existing buildings. The site selection process is conducted by our management and other employees, as well as with the assistance of consultants when deemed advisable. We believe that our site selection strategy and procedures, together with our menu and pricing strategies, our commitment to quality food products and excellent service, and our advertising, marketing and promotional efforts, will enhance our ability to generate our anticipated customer volumes.


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         USING PROTOTYPE RESTAURANT DESIGNS. Tumbleweed full service restaurants have historically proven successful in several different formats and sizes. It is anticipated that new units will be full service restaurants employing one of three basic prototype designs. Management believes using multiple prototype designs allows greater flexibility to match our or our franchisee's investment with the revenue potential of a particular restaurant site. Each prototype generally contains a full-service bar and utilizes the distinctive "Old West" logo and motif that has characterized Tumbleweed restaurants for several years.

         Our prototype Maxi restaurant is intended for use primarily on sites that management believes have a customer base capable of generating annual sales of $2,500,000. The Maxi contains approximately 7,000 square feet and seats approximately 265. The prototype Midi restaurant contains approximately 5,400 square feet, seats approximately 225, and is intended for sites with a customer base capable of generating annual sales of $2,000,000. The prototype Mini restaurant is suited for sites with a smaller customer base, such as in smaller markets or in "filler" locations that enhance market penetration in metropolitan areas. The Mini contains approximately 3,500 square feet, seats approximately 150, and is capable of generating annual sales of $1,250,000. Management anticipates that our expansion strategy will continue to focus on developing sites best suited to use of the "Midi" and "Mini" prototypes.

         We believe our prototype designs can be adapted for developing Tumbleweed restaurants in existing structures. This capability may give us access to quality sites not otherwise available and may reduce the time or expense of development in certain circumstances.

         FRANCHISING. We expect that growth during the next several years will come from the further development of new and existing markets by us and our franchisees. In addition, we may acquire restaurants from our franchisees from time to time. With the development of prototype restaurant designs and additions to our management team since 1995, we have increased our efforts to identify and attract qualified individuals and organizations as Tumbleweed franchisees.
See "Business--Franchising Program."

Menu

         After the proliferation of restaurant chains featuring fast food tacos and "Americanized" Mexican food, we believe that consumer tastes have evolved and that a growing market for a more sophisticated Mexican cuisine has developed. The Tumbleweed restaurant menu is designed to satisfy this growing consumer preference.

         The Tumbleweed menu features distinctively seasoned versions of popular Tex-Mex dishes and mesquite grilled selections. Customers receive complementary chips and salsa, and can choose from a selection of appetizers including such Tumbleweed specialties as chile con queso and white chili, as well as guacamole, nachos, quesadillas, buffalo chicken strips and stuffed potato skins. The Tex-Mex menu offers burritos, enchiladas, tacos, tamales, chimichangas and other items served both individually and in various combination dinners accompanied by Mexican rice and refried, baked or black beans. Customers may also choose from an assortment of fajitas, ribs, chicken, steak, pork chops, and seafood prepared over an open gas-fired mesquite grill and served with Texas Toast, salad, and a choice of baked potato, southwest or ranch fries, Mexican rice, and refried, baked or black beans. Mesquite grilled items are available as sandwiches as well as entrees. A variety of specialty stuffed potatoes and salads featuring refried beans, seasoned beef, shredded or fried strips of chicken, mesquite grilled chicken or seafood, and other traditional ingredients rounds out the menu. We periodically introduce new items that complement present menu selections.

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



         Tumbleweed restaurants typically contain full-service bars offering a wide assortment of mixed drinks, wines, domestic and imported beers and featuring the Tumbleweed margarita. Margaritas are served in a variety of sizes from a Shot'arita, served in a shot glass for $.25 to a Tex'arita, a 45-ounce margarita sold for $7.95 and designed to be shared. Alcoholic beverages accounted for approximately 12.0% of net restaurant sales during 1998.

         Tumbleweed's menu pricing is designed to create a strong perception of value by consumers. Prices for Tex-Mex dishes range from $1.59 for a single corn-shell taco to $11.79 for the Tumbleweed sampler dinner. Mesquite grilled items range from $5.79 for a hamburger to $15.99 for an 18 oz. USDA-choice porterhouse steak dinner. Tumbleweed also offers several daily lunch specials for less than $5.00. Seasonal promotions are also used to increase business during otherwise traditionally slow periods. During 1998, the average check for full service restaurants, including beverages, was approximately $8.10 for lunch and $10.20 for dinner.

Restaurant Operations

         MANAGEMENT AND EMPLOYEES. Tumbleweed's organizational philosophy is based on seven core values and a commitment to Total Guest Satisfaction ("TGS"). Our training procedures are intended to instill in all managers and employees an appreciation of the core values and encourage a shared commitment to TGS.

         We employ area directors who are responsible for supervising the operations of Tumbleweed restaurants within their geographic region and the continuing development of each restaurant's managers and employees. Through regular visits to the restaurants, the area directors ensure that the Tumbleweed concept, strategies, core values and standards of quality are being observed in all aspects of restaurant operations. Area directors are chiefly responsible for the implementation of the TGS program.

         Each of our restaurants has one general manager, one kitchen manager and from one to three assistant managers, based on restaurant volume. The general manager of each restaurant has primary responsibility for the day-to-day operations of the entire restaurant, including sales, physical plant, financial controls and training, and is responsible for maintaining our standards of quality and performance. In selecting managers, we generally seek persons who have significant prior experience in the restaurant industry as well as employees who have demonstrated managerial potential and a commitment to the Tumbleweed concept and philosophy. We seek to attract and retain high caliber managers and hourly employees by providing them with competitive salaries, monthly bonuses and a casual, entertaining and challenging working environment.

         TRAINING AND DEVELOPMENT. We have developed a comprehensive training program for managers and hourly employees. Managers are required to complete an eight-week initial training course and regular training programs. The course emphasizes our culture, commitment to TGS, operating procedures and standards, and internal controls.

         The general managers and the area directors are responsible for selecting and training hourly employees at each restaurant. We employ training coordinators to assist with training and development of employees. Before the opening of each new restaurant, one of our training managers leads a team of experienced employees to train and educate the new employees. The training period for new employees includes two weeks of general training prior to opening and one week of on-the-job supervision at the new Tumbleweed restaurant. Ongoing employee

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



training remains the responsibility of the general manager and training coordinator of each restaurant under the supervision of the area director.

         FOOD PREPARATION. We are committed to offering distinctive Tex-Mex and mesquite grilled foods to customers at reasonable prices through the use of a commissary-based system. Although some restaurant concepts use in-store food preparation as a marketing tool with some success, management believes that the use of a central commissary provides a significant strategic and competitive advantage by enhancing our ability to maintain consistently high food quality, minimizing restaurant kitchen space and equipment, and reducing the number of skilled cooking positions. The system also enables restaurant managers and kitchen staff to focus on the final preparation of menu items to Tumbleweed standards.

         Whenever feasible, the cooked ingredients used in Tumbleweed menu selections, such as ground beef, chile con queso, and Mexican beans, are prepared in advance at the commissary according to procedures designed to extend shelf life without the addition of preservatives. The kitchen staff at each restaurant uses commissary-supplied and other fresh ingredients for the final preparation of individual orders. Management believes this system enhances our ability to maintain rigorous operational and food preparation procedures and stringent product shelf life standards. The commissary operates according to stringent quality control standards and is subject to a daily inspection by a USDA inspector on the premises. We maintain a contingency plan under which centralized food preparation could be quickly resumed at another company's installation should the commissary be rendered inoperative by weather or other disaster.

         The commissary system operates principally to enhance food quality and operational efficiency of Tumbleweed restaurants and not as an independent profit center for us. The commissary charges an amount approximately equal to our cost for the items it supplies to company-owned and franchised restaurants. We currently plan to limit the commissary's profit to 5% per year.

         ADVERTISING AND MARKETING. We use radio, print, billboard, and direct mail advertising in our various markets, as well as television advertising in certain larger markets. We plan to spend 2.0% of monthly sales to fund marketing activities. We engage in a variety of other promotional activities, such as contributing goods, time and money to charitable, civic and cultural programs, in order to increase public awareness of our restaurants. The cost associated with these promotional activities in 1998 was approximately 2.6% of sales.

         RESTAURANT REPORTING. We closely monitor sales, costs of food and beverages, and labor at each of our restaurants. Management analyzes daily and weekly restaurant operating results to identify trends at each location, and acts promptly to remedy negative trends where possible. We use an accounting and management information system that operates at the restaurant level to ensure the maintenance of financial controls and operations. Administrative staff prepare daily reports of sales, labor and customer counts. Cost of sales and condensed profit and loss statements compiled bi-monthly by store-level personnel and monthly by our accounting department are provided to management for analysis and comparison to past performance and budgets. We use a specialized software system to measure theoretical food costs against actual costs. To improve our performance analysis capabilities, we are upgrading the system to measure theoretical labor cost against actual costs.



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



Properties

         We currently own and operate 26 restaurants. We currently anticipate opening two additional company-owned and seven additional franchised restaurants by the end of 1999. The following table sets forth certain information with respect to company-owned Tumbleweed restaurants now in operation or under construction.


                                         Approximate   Approximate       Owned
Opening                                    Seating      Restaurant        or
 Date           Location                  Capacity*    Size (sq.ft.)     Leased
 ----           --------                  ---------    -------------     ------
03/78      1900 Mellwood Avenue              384           10,000          Owned
           Louisville, Kentucky

05/81      3985 Dutchmans Lane               128            3,500          Owned
           Louisville, Kentucky

08/84      4255 Outer Loop                   240            6,800          Owned
           Louisville, Kentucky

07/86      5109 Dixie Highway                318            9,800         Leased
           Louisville, Kentucky

04/90      105 Brighton Park                 156            4,500         Leased
           Frankfort, Kentucky

04/93      10000 Linn Station Road           316            8,500          Owned
           Louisville, Kentucky

07/93      7484 Turfway Road                 252            6,800          Owned
           Saratoga Square
           Florence, Kentucky

01/95      9956 Escort Drive                 256            7,200         Leased
           Mason, Ohio

07/95      1780 Scottsville Road             194            4,800         Leased
           Bowling Green, Kentucky

11/95      11305 Princeton Pike              264            7,200          Owned
           Springdale, Ohio

02/96      4600 University Drive/            254            7,500         Leased
           University Shopping Center
           Evansville, Indiana

03/96      3625 Fishinger Boulevard          176            5,200          Owned
           Columbus, Ohio

09/96      2433 South Third Street           225            5,400          Owned
           Terre Haute, Indiana

11/96      1555 West Main Street             225            5,400         Leased
           Hamilton, Ohio


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


                                         Approximate    Approximate       Owned
Opening                                    Seating       Restaurant         or
 Date           Location                  Capacity*     Size (sq.ft.)     Leased
 ----           --------                  ---------     -------------     ------
11/96      899 Hebron Road                   225            5,400         Leased
           Heath, Ohio

9/97       5257 Frederica Street             225            5,400          Owned
           Owensboro, Kentucky

11/97      3602 Bardstown Road               225            5,400         Leased
           Louisville, Kentucky

1/98       9701 Dixie Highway                122            3,400         Leased
           Louisville, Kentucky

2/98       4147 Burbank Road                 144            3,700          Owned
           Wooster, Ohio

3/98       1707 North Dixie Avenue           225            5,400         Leased
           Elizabethtown, Kentucky

3/98       746 Monroe Street                 268            6,700          Owned
           Zanesville, Ohio

4/98       3780 W. Broad Street              204            5,300          Owned
           Columbus, Ohio

8/98       1150 North Bridge Street          225            5,400         Leased
           Chillicothe, Ohio

10/98      6959 East Broad Street            225            5,400         Leased
           Columbus, Ohio

9/98       1865 West First Street            268            6,700          Owned
           Springfield, Ohio

3/99       9343 Colerain Avenue              226            5,400         Leased
           Cincinnati, Ohio

**5/99     6040 Lima Road                                                  Owned
           Ft. Wayne, Indiana

**7/99     1868 U. S. Highway 41 North                                    Leased
           Henderson, Kentucky
--------------------------
*        Includes seats in bar but not seasonal patio seating.
**       Anticipated date of opening.



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



         The following table summarizes estimated development costs for each prototype Tumbleweed restaurant:

                                 Maxi               Midi                Mini
                                 ----               ----                ----

Land acquisition              $  650,000         $  500,000         $   300,000
Building                         900,000            750,000             550,000
Equipment                        300,000            275,000             225,000
Other                             50,000             40,000              25,000
                              ----------         ----------         -----------
         Total                $1,900,000         $1,565,000         $ 1,100,000
                              ==========         ==========         ===========

         Land acquisition costs, excluding site preparation, are the most variable development costs and in the case of a particular property may be greater or less than the estimates in the tables. The cost of development for a new restaurant will not include land acquisition costs if the property is leased rather than purchased. We plans to develop Tumbleweed restaurants on both purchased and leased properties that management believes have significant potential to generate revenue.

         In addition to the development costs set forth in the table above, we incur preopening costs for each company-owned restaurant estimated at $140,000 for the Maxi and Midi prototypes and $84,000 for the Mini prototype. Preopening costs consist of expenses for travel, lodging, salary, benefits and other costs associated with selecting and training the management staff and employees for a new restaurant. See "Business--Restaurant Operations--Training and Development" and Note 2 of Notes to Financial Statements. Preopening training is generally included in the services provided to franchisees and covered by the franchise fee.

          Our executive offices occupy approximately 7,000 square feet of space in three buildings we own in Louisville, Kentucky. We also lease 3,000 square feet of office space in a nearby commercial building. Management believes our restaurant facilities and offices are adequately covered by insurance.

Franchising Program

          We intend to pursue an active franchising program with current and new franchisees under strictly controlled guidelines. We offer franchisees both rights to develop individual restaurants as well as area development rights for the establishment of more than one new restaurant over a defined period of time and in a defined geographic area. The specific locations of the restaurants are subsequently designated by us and the franchisee in separate franchise agreements.

         Under the  standard  area  development  agreement  currently  in use, a franchisee is required to pay at the time the agreement is signed a non-refundable fee of $5,000 per potential restaurant in the defined geographic area, to be applied against the initial franchise fee payable for each restaurant. Our current area development agreement also provides for a franchise fee of $35,000 for each restaurant, due when the franchise agreement with respect to a restaurant is executed.

         Each franchise agreement generally provides for royalties of three to five percent of sales based upon restaurant sales, minimum marketing expenditures of 2.0% of gross sales, and a twenty-year term. All franchisees are required to operate their Tumbleweed restaurants in

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



compliance with our policies, standards and specifications, including matters such as menu items, ingredients, materials, supplies, services, fixtures, furnishings, decor and signs.

         Under our criteria for selecting new franchisees, Tumbleweed requires that potential franchisees have adequate capital, extensive experience in the restaurant industry, and access to locations suitable for development. Except for locations we manage directly, we generally require that a franchisee have a principal operator with at least a ten percent ownership interest who must devote full time to the supervision and conduct of the franchise.

International Licensing Agreement

         We have entered into a license agreement (the "International Agreement") with Tumbleweed International, LLC ("International"), a restaurant developer based in Brussels, Belgium, to develop Tumbleweed restaurants outside of the Western Hemisphere. International currently operates restaurants in Europe, Asia and Africa. As of December 31, 1998, International was operating three restaurants in Germany and one each in Saudi Arabia and Jordan as Tumbleweed restaurants. It is anticipated that most of the other restaurants operated by International will be converted to Tumbleweed restaurants on the terms of the International Agreement. Certain of our directors hold interests in three corporations that own all of the membership interests of International. See "Certain Transactions -- Tumbleweed International LLC."

         The International Agreement grants to International the exclusive right and license to use the Tumbleweed system and service and trademarks outside the Western Hemisphere, including the right to grant sublicenses and franchises. In consideration for the grant of those rights, we will receive 15% of any initial license or territory fee plus 15% of the continuing royalty fees payable to International, provided that the initial license or territory fee payable to International will not be less than $25,000 per restaurant and the continuing royalty will not be less than 3% of gross receipts from the sale of licensed or franchised products. If the amount payable to us in any contract year is $300,000 or more, then the license fee percentage payable to us will be reduced by 2% per year for the next five years, subject to a minimum payment of $300,000 in fees to us per contract year. International is entitled to a credit against royalties payable to us equal to the actual cost of converting International's existing restaurants to Tumbleweed restaurants, up to a maximum credit of $60,000 per restaurant, subject to certain exceptions.

         The International Agreement provides that International must construct and open or convert a minimum of four Tumbleweed restaurants per contract year, beginning with the contract year commencing August 29, 1998. If six months after the end of a contract year, International has opened fewer Tumbleweed restaurants than the cumulative number of restaurants required to be open by the end of that contract year, we will have the right to terminate the International Agreement, and International will have the right to preclude such termination by paying to us an amount approximating the balance of the fees to which we would have been entitled if the required number of restaurants had been open at the end of the contract year. Termination of the International Agreement would terminate International's sublicensing and franchise rights thereunder, but the International Agreement would continue in effect with respect to restaurants open or under construction or conversion by International or its franchisees at the time of termination.

         The International Agreement also contains certain provisions relating to quality control, restrictions on ownership of and participation in competing businesses by International and its

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



principals. The International Agreement grants us a right of first refusal if International proposes to sell or assign its rights under the Agreement, or to sell equity interests in International.

Competition

         Casual dining in general, and value-oriented casual dining in particular, are currently among the fastest growing segments of the food service industry. Management believes that the Tumbleweed concept is well-established in our current markets and that our organization can support expansion into markets with limited competition from other casual dining concepts and good potential for market development.

         The restaurant industry is intensely competitive with respect to price, service, location and food quality. We and our franchisees compete with a variety of other casual full-service restaurants, fast food and take-out restaurants, delicatessens, cafeteria-style buffets, and other food service establishments. The number of casual dining and grilled food restaurants has increased in the past few years, and competitors include national and regional chains, franchisees of other restaurant chains, and local owner-operated restaurants. Many competitors have been in existence longer, have a more established market presence, and substantially greater financial, marketing and other resources than we or our franchisees have. A significant change in pricing or other business strategies by one or more of our competitors, including an increase in the number of restaurants in our territories, could have a materially adverse impact on our sales, earnings and growth. Our market research indicates that customers perceive Tumbleweed's principal competitors as value-oriented casual dining restaurant chains such as Applebee's, O' Charley's, T.G.I. Friday's and Chili's.

         We and the restaurant industry are significantly affected by factors such as changes in local, regional or national economic conditions, demographic trends, traffic patterns, changes in consumer tastes, consumer concerns about the nutritional quality of food, and the type, number, and location of competing restaurants. Multi-unit food service chains such as us can also be substantially adversely affected by publicity resulting from food quality, illness, injury, or other health concerns or operating issues stemming from one store or a limited number of stores. Furthermore, factors such as inflation, increased food, labor, energy, and employee benefits costs, fluctuating insurance rates, national, regional and local regulations, regional weather conditions, and the unavailability of experienced management and hourly employees may also adversely affect the restaurant industry in general and us in particular. In addition, dependence on frequent deliveries of fresh produce also subjects food service businesses such as ours to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality and cost of ingredients.

Employees

         As of December 31, 1998, we had approximately 2,200 employees, of whom 43 are executive and administrative personnel, 90 are restaurant management personnel, and the remainder are hourly restaurant and commissary personnel. Many of our hourly restaurant employees work part-time. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good.

Service Marks and Trademarks

         We or our subsidiary own various service marks and trademarks that are registered on the Principal Register of the United States Patent and Trademark Office. We regard our service marks and trademarks as having significant value and being an important factor in the development of the Tumbleweed concept. Our policy is to pursue and maintain registration of our service marks and trademarks whenever possible and to oppose vigorously any infringement or dilution of our service marks and trademarks.

Government Regulation

         We are subject to a variety of federal, state and local laws. Each of our restaurants is subject to permitting, licensing and regulation by a number of government authorities, including alcoholic beverage control, health, safety, sanitation, building and fire agencies in the state or municipality in which the restaurant is located. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

         Approximately 12.0% of our net restaurant sales were attributable to the sale of alcoholic beverages for the year ended December 31, 1998. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.

         The failure of a restaurant to obtain or retain liquor or food service licences would have a material adverse effect on the restaurant's operations. To reduce this risk, each company-owned restaurant is operated in accordance with procedures intended to assure compliance with applicable codes and regulations.

         We are subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing
$1,000,000 comprehensive general liability insurance, as well as excess liability coverage of $5,000,000 per occurrence, with no deductible. We have never been named as a defendant in a lawsuit involving "dram shop" liability.

         Our restaurant operations are also subject to federal and state laws governing such matters as the minimum hourly wage, unemployment tax rates, sales tax and similar matters, over which we have no control. Significant numbers of our service, food preparation and other personnel are paid at rates related to the federal minimum wage, and increases in the minimum wage could increase our labor costs.

         The development and construction of additional restaurants are also subject to compliance with applicable zoning, land use and environmental laws and regulations.

Litigation

         We are not currently involved in any litigation nor, to management's knowledge, is any litigation threatened against us, except for routine litigation arising in the ordinary course of business. In the judgment of our executive officers, no material adverse effect on our financial position or results of operations would result if any such litigation were not resolved in our favor.

                                   MANAGEMENT

         The following table lists our executive officers, key employees, and directors.


Name                             Age   Position
----                             ---   --------
John A. Butorac, Jr. ........    50    President, Chief Executive Officer, and
                                       Director

James M. Mulrooney ..........    47    Executive Vice President, Chief Financial
                                       Officer, and Director

John Brewer .................    46    Vice President of Operations

Wayne P. Jones ..............    56    Vice President of Marketing and
                                       Development

Gary Snyder..................    44    Vice President - Company Operations

Glennon F. Mattingly.........    47    Vice President - Controller

Gregory A. Compton...........    38    Vice President, Secretary and General
                                       Counsel

David M. Roth ...............    48    Director

Minx Auerbach(1) ............    75    Director

Lewis Bass (2)...............    76    Director

Roger Drury(1)(2) ...........    52    Director

George Keller(1)(2) .........    47    Director

Terrance A. Smith............    52    Director
-------------------------

(1)      Member of the Compensation Committee.
(2)      Member of the Audit Committee.

John A. Butorac, Jr. has served as our President and Chief Executive Officer since we were formed in November 1994, and is a Director. From October 1991 to January 1995, Mr. Butorac served in various capacities with Tumbleweed Mexican Food Inc., including as Director of Operations and Director of Corporate Development. During his association with Tumbleweed, Mr. Butorac has been responsible for developing Tumbleweed's business and expansion plans and for implementing various operational systems needed to support growth. Since beginning his career in the restaurant industry in 1971, Mr. Butorac has served at various times as a senior operations executive, consultant, and restaurant owner and operator for such restaurants as

KFC, Zapata/Zantigo Mexican Restaurants, Fuddrucker, Inc., Chi-Chi's, Inc., Rib Tavern, Inc. and Two Peso Mexican Cafes. Mr. Butorac has 28 years of restaurant management experience.

James M. Mulrooney has served as Executive Vice President and Chief Financial Officer since we were formed in November 1994, and is a Director. From November 1988 to August 1994, Mr. Mulrooney was Senior Vice President of Finance, Vice President and Treasurer of NTS Corporation, a regional real estate development firm headquartered in Louisville, Kentucky. From May 1982 to June 1988, Mr. Mulrooney held various positions with Chi-Chi's, Inc., including four years as Vice President and Treasurer, where he was responsible for developing our accounting systems, public financings, and acquisitions. Before beginning his career in the restaurant industry in 1978, Mr. Mulrooney served for four years with the public accounting firm of Alexander Grant & Company. Mr. Mulrooney has 16 years of restaurant management experience.

John Brewer has served as Vice President of Operations for us since April 1996. From 1993 to 1996, Mr. Brewer was the President and Chief Executive Officer of East Side Restaurants, LLC, which operates nine restaurants in Phoenix, Arizona. Mr. Brewer previously served for 15 years with Bob Evans Farms, Inc., where he served as Vice President and Regional Director of Restaurant Operations with responsibility for developing new markets and increasing sales and profit in existing markets in a six-state region, as well as in other capacities. Mr. Brewer has 22 years of restaurant management experience.

Wayne P. Jones joined us as Vice President of Marketing and Development in August 1997 after concluding four years as Executive Director and Chief Executive Officer of the Pizza Hut Franchise Association, comprising 3,300 Pizza Hut restaurants. Mr. Jones began his career in the restaurant industry in 1969. At various times, he has served as President of Marcus Restaurants, Senior Vice President of Marketing and Development at Chi-Chi's, Inc., President of General Mills' Casa Gallardo Mexican Restaurant division, and Vice President of Marketing for Kentucky Fried Chicken. Mr. Jones has also held positions as
Adjunct Professor of Marketing and Entrepreneurship at Indiana University-Southeast and the Barton School of Business at Wichita State University. Mr. Jones has 29 years of restaurant management experience.

Gary Snyder joined us as Director of Training and Human Resources in June 1996 and was appointed Vice President of Company Operations in April 1998. Mr. Snyder previously served for 17 years with Bob Evans Farms, Inc. where he was responsible for restaurant operations and human resources. Mr. Snyder has 19 years of restaurant management experience.

Glennon F. Mattingly joined us as Controller in March 1995 and was named Vice President- Controller in April 1998. Before coming to Tumbleweed, Mr. Mattingly held various positions with Chi-Chi's, Inc. including six years as Director of Budgeting and Financial Analysis. Before beginning his career in the restaurant industry in 1984, Mr. Mattingly served with the public accounting firm Deloitte, Haskins and Sells for two years and taught accounting at Trinity High School in Louisville, Kentucky for seven years. Mr. Mattingly has 14 years of restaurant management experience.

Gregory A. Compton joined us in June 1998 as Vice President, Secretary and General Counsel. From March 1992 to June 1998, Mr. Compton served as Senior Vice President, Secretary and General Counsel of NTS Corporation, a regional real estate development firm headquartered in Louisville, Kentucky. Prior to his employment with NTS Corporation, Mr. Compton practiced as an attorney in the Real Estate and Corporate Finance department of Greenebaum, Doll &

McDonald, a Louisville, Kentucky law firm. Mr. Compton has represented and been a principal of a restaurant franchisee unrelated to us for the last four years

David M. Roth was a founding member of Tumbleweed, LLC, served on its Board of Advisors since its inception in 1994, and is a Director. Mr. Roth is also an investor and member of the governing boards of two Tumbleweed franchisees and one Tumbleweed licensee--TW-Tennessee, LLC, TW-Indiana, LLC, and Tumbleweed International, LLC. In addition, Mr. Roth is a founding member or shareholder of several companies involved in other restaurant concepts, including (i) the company which created The Oldenberg Grill (which recently merged into the Oldenberg Brewing Company, a publicly held company of which Mr. Roth is a director), (ii) several companies which are Texas Roadhouse franchisees, (iii) two companies which are Dooley's Bagelcatessen franchisees, (iv) T.M. Riders, LLC, which owns and operates a Mexican and grilled food delivery concept as well as several Tumbleweed food court units, (v) a company which is a developer of Joe's "Older Than Dirt" restaurants, and (vi) two companies involved in the development and franchising of the Boston-based Pizzaria Regina concept or a casual dining Italian restaurant incorporating such pizza concept. Mr. Roth is currently a principal in the Louisville, Kentucky law firm of Roth Foley Bryant & Cooper, PLLC, the successor-in-interest to a law firm established by him in January 1993. From March 1992 to December 1993, Mr. Roth served as the General Counsel, Vice President and Secretary of Analytical Risk Management, Ltd., a company of which he was a founding partner, and its successor-in-interest, ARM Financial Group, Inc., a Louisville-based life insurance holding company which recently became listed on the New York Stock Exchange. From September 1979 to January 1993, Mr. Roth was engaged in the private practice of law with the firm of Greenebaum Doll & McDonald in Louisville, and prior to that time, from 1975 to 1979, Mr. Roth was an attorney with the Chief Counsel's Office of the Internal Revenue Service, Interpretative Division, in Washington, D.C.

Minx Auerbach served as a member of the Board of Advisors of Tumbleweed, LLC since January 1995, and is a Director. From 1975 to 1979, Ms. Auerbach was the Director of Consumer Affairs for the City of Louisville, Kentucky. From 1979 to 1984, she served as the Executive Assistant to the County Judge Executive of Jefferson County, Kentucky. Ms. Auerbach has been a member of the Board of Trustees of the University of Louisville since 1991, serving as Chair from 1996 to 1997. She has also served as Chair and a member of the Louisville and Jefferson County Planning Commission and as Chair of the Louisville Science Center.

Lewis Bass served as a member of the Board of Advisors of Tumbleweed, LLC since January 1995, and is a Director. Mr. Bass is currently retired. From 1952 to 1980, Mr. Bass was President of Bass and Weisberg Realtors where his specialties were commercial real estate, property management and marketing. Prior to that, he was Marketing Director and partner for Associated Theatres from 1983 until 1987. Mr. Bass was an original stockholder of Humana Inc.

W. Roger Drury served as a member of the Board of Advisors of Tumbleweed, LLC since January 1995, and is a Director. Mr. Drury was Chief Financial Officer of Humana Inc. from 1992 until 1996 and Senior Vice President of Finance from 1988 to 1992. He joined Humana, Inc. in 1979 and became Vice President-Comptroller in 1983. Mr. Drury served as a certified public accountant with Coopers & Lybrand in New York and Louisville from 1971 until 1979. He currently serves on the boards of directors of Bellarmine College, Management Technology Services, The DentalCo, and Health Staffing Solutions.

George Keller is the founder of Tumbleweed and served on the Board of Advisors of Tumbleweed, LLC since 1995, and is a Director. From 1975 to January 1995, Mr. Keller served as Chief Executive Officer of Tumbleweed Mexican Food, Inc. and Tumbleweed Concepts, Inc. Mr. Keller currently serves on the Board of Stockyards Bank, Inc. Mr. Keller has 22 years of restaurant management experience.

Terrance A. Smith was elected as a Director in June 1998. Mr. Smith is currently the President of Tumbleweed International LLC. From 1988 to 1997, Mr. Smith was the President and CEO of Chi-Chi's International Operations, Inc. Mr. Smith currently serves on the Board of Boston Restaurant Associates, Inc., a publicly traded company which owns and operates Italian dinner houses and limited service pizzerias. Mr. Smith has 28 years of restaurant management experience.

Classification of Directors

         Each director will serve a term expiring at our first annual meeting of stockholders, which is expected to be held in 2000, and until his or her successor is elected and qualified. At that time, it is anticipated that the directors will be divided into three classes, with the number of directors in each class as nearly equal as possible. The term of the first class of directors expires at the 1999 annual meeting of stockholders, the term of the second class of directors expires in 2000 and the term of the third class of directors expires in 2001, provided that the directors in each class will hold office until their successors are duly elected and qualified. At each annual meeting of stockholders, one class of directors will be elected to a three-year term.

Committees of the Board

The Audit Committee and Compensation Committee of the board of directors each consists of three directors, none of whom can be an officer or employee. The duties of the Audit Committee are to recommend to the whole board of directors the selection of independent auditors to audit annually our books and records, to review the activities and report of the independent auditors, and to report the results of such review to the whole Board of directors. The Audit Committee also monitors our internal audit controls. The duties of the Compensation Committee are to review the performance of our executive officers and to recommend annual salary and bonus amounts for executive officers. In addition, the Compensation Committee reviews our compensation policies and practices and benefit plans to ensure that they meet corporate objectives.

                             EXECUTIVE COMPENSATION

The following table sets forth the cash compensation earned for the last three years by our chief executive officer and our executive officers whose total salary and bonus exceeded $100,000 during 1998.




                           SUMMARY COMPENSATION TABLE
                                                                                           Long-Term
                                                   Annual Compensation                   Compensation
                                          -------------------------------------------    ------------

    Name and Principal                                                  Other Annual        Stock           All Other
         Position            Year         Salary         Bonus           Compensation      Options#        Compensation
         --------            ----         ------         -----           ------------     ----------       ------------


                                                        44





John A. Butorac, Jr.         1998         $200,000      $ 70,000            $ 23,777          0            $        0
President and Chief
Executive Officer            1997                                             21,099          0
                                           159,134        50,872                                                    0
                             1996                                             20,111          0
                                           154,050             0                                                    0

James M.                     1998          175,000        61,250              23,122          0                     0
Mulrooney
Executive Vice               1997          132,611        42,394              21,016          0                     0
President and Chief
Financial Officer            1996          129,461             0              19,463          0                     0


John Brewer                  1998          115,500        14,020               3,600      60,000 (1)        7,846 (2)
Vice President of
Operations                   1997          109,273        30,946               3,600          0                     0

                             1996           82,500             0               2,100          0             5,787 (2)


Wayne P. Jones               1998          112,291        14,026               3,600      50,000 (1)                0
Vice President of
Marketing and                1997           29,167         5,775               1,500          0            18,978 (2)
Development
                             1996                0             0                   0          0                     0

(1) Granted subsequent to December 31, 1998, under the Tumbleweed, Inc. 1998 Stock Option and Incentive Compensation Plan.
(2) Represents relocation expenses.

INCENTIVE COMPENSATION PLAN. To ensure that an important portion of compensation is based on performance, the annual bonus payable to our executive officers is based upon our attainment of targeted performance measurements. All other salaried employees other than store-level managers participate in the bonus plan. Each executive earns incentive compensation if we achieve stated performance goals. At the beginning of each fiscal year, the Compensation Committee establishes a bonus amount expressed as a percentage of salary for each participant. The amount of the bonus earned by a participating executive is based upon the extent to which we attain or exceed attainment of specified performance goals. The compensation committee has the right to make adjustments to the plan as deemed necessary.

         For executive officers other than Mr. Butorac and Mr. Mulrooney, payments are determined and made to participants on a quarterly basis. Mr. Butorac's and Mr. Mulrooney's bonus compensation is calculated and accrued on a quarterly basis in a similar manner, however, the incentive compensation payments is not made for the year until after the fourth quarter is determined and approved by the compensation committee. In addition, we must reach at least 70% of the net income goal for the entire year in order for Mr. Butorac and Mr. Mulrooney to automatically receive any bonus payment.

EMPLOYMENT AGREEMENTS. We entered into employment agreements with John A. Butorac, Jr. and James M. Mulrooney on June 23, 1998 (effective upon consummation of the Reorganization), which entitle Mr. Butorac and Mr. Mulrooney to receive a base salary of $200,000 and $175,000, respectively, and bonus compensation based upon the Incentive Compensation Plan formula. See "Incentive Compensation Plan" above. The agreements have an initial term of five years and extend automatically each year for one additional year unless both parties agree to termination prior to the end of any term. If we terminate the employment agreement without cause, the executive would be entitled to receive continued salary and benefits for a twelve month period. If the employment agreement is terminated by us for cause, the executive is not entitled to any compensation following the date of such termination other than the pro rata amount of his then current base salary and bonuses earned through such date. Upon any termination of employment, the terminated executive is prohibited from competing with us for two years. Under the terms of the employment agreements, both Mr. Butorac and Mr. Mulrooney report directly to the Board of directors with Mr. Butorac having primary responsibility for operational, marketing, training, franchising, purchasing and commissary matters and Mr. Mulrooney having primary responsibility for financial, banking, accounting, legal and construction matters.

Stock Incentive Plan

         The Tumbleweed, Inc. 1998 Stock Option and Incentive Compensation Plan (the "Plan") provides for the granting of any of the following awards to our eligible employees or directors and those of our subsidiaries:

o employee stock options, including both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code ("ISOs") and options that do not qualify as ISOs;
o        automatic grants of  options to nonemployee directors;
o        stock appreciation rights; and
o        restricted stock and performance stock awards.

The Plan is intended to provide incentives and rewards for employees and directors to support the implementation of our business plan and to align the interests of employees and directors with those of our stockholders.

         The Plan will be administered by the Compensation Committee. The Committee is comprised of two or more independent directors, who cannot be current employees and who do not receive any remuneration from us in any capacity other than as a director. The Committee is authorized, among other things, to determine employees to whom grants of awards will be made and take such action as it deems necessary or advisable for the administration of the Plan. The Committee may also construe, interpret and correct defects, omissions and inconsistencies in the Plan. The Committee has no discretion with respect to the terms and conditions of the options granted automatically to nonemployee directors under the Plan. See "Director Compensation" below.

         The Common Stock subject to the Plan will be authorized but unissued shares or previously acquired shares. The number of shares of Common Stock available for grant of awards under the Plan equals the greater of 635,000 shares, or 10% of the number of shares of Common Stock outstanding from time to time, including 100,000 shares reserved for options automatically granted to nonemployee directors under the Plan.

         As  of  February  15,  1999,   we  granted   options  for  a  total  of
approximately 340,000 shares to eligible employees and 60,000 shares to nonemployee directors. None of the initial grants of options were awarded to Mr. Butorac or Mr. Mulrooney. The exercise price of the options is equal to the initial public offering price. The exercise price of future grants will be equal to the market price as of the date of such grant. Stock options granted under the Plan will be exercisable for a term of not more than ten years, as determined by the Committee. The option grants will become exercisable for 33% of the number of shares subject to the option on each of the first, second and third anniversaries of the date of grant.

         Nonemployee directors receive a fee of $1,000 for each Board of directors meeting attended and receive $1,000 per committee meeting attended unless such committee meeting is on the same day as the Board of directors meeting. Committee chairmen receive an additional $1,000 for each committee meeting. In addition, nonemployee directors will receive annual grants of options to purchase shares of Common Stock under the Plan. Subsequent to December 31, 1998, each nonemployee director received options to purchase 10,000 shares of common stock at an exercise price of $10 per share (the IPO price). Each new nonemployee director will be granted options to purchase 10,000 shares of Common Stock on the date of his or her first election. Our nonemployee directors will automatically be granted options to purchase 1,000 shares of Common Stock each year the director continues to serve on the Board. All options granted to directors are to be granted at the fair market value of the Common Stock at the grant date and will become exercisable in three equal annual installments, beginning on the first anniversary of the date of grant. As of December 31, 1998, there were no options issued or outstanding to any Directors.

Limitations of Liability and Indemnification Matters

         As permitted by the Delaware General Corporation Law, we have included in our Certificate of Incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Certificate of Incorporation provides that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions are necessary to attract and retain qualified persons as directors and officers.


                              CERTAIN TRANSACTIONS

         Although all of the transactions described below necessarily involve conflicts of interest, management believes that all of the transactions were entered into on terms comparable to those obtainable from unrelated third parties, based on a comparison of terms and conditions available from third parties. In August, 1998, our Board of directors adopted a policy that all future transactions between us and our officers, directors, principal shareholders and affiliates must be approved by the Audit Committee and by a majority of the independent members of the Board of directors who do not have an interest in the transaction, and generally must be on terms no less favorable to us than those obtainable from unrelated third parties.

                           LEASES WITH RELATED PARTIES

WEST BROAD DEVELOPMENT, LLC. Prior to September 30, 1998, we leased the facilities and related real property for the West Broad Street restaurant in Columbus, Ohio from West Broad Development, LLC, a limited liability company in which David M. Roth, one of our directors, owns a substantial interest. The restaurant opened in April 1998. Under the terms of the lease, we were obligated to renovate restaurant facilities as specified in approved plans, and the lessor was obligated to reimburse us for construction expenses not to exceed $400,000. The lease provided for annual base rent equal to the interest on funds borrowed by the lessor to fund construction costs from a bank or commercial lending institution plus 1% until the restaurant commences operations and $10,000 per month thereafter plus 5% of gross sales to the extent such percentage rent exceeds the base rent. The lease was for a twenty-year term with options to renew for two additional five-year terms. We were reimbursed for construction expenses totaling $400,000 under the lease and paid rent totaling $57,200 during 1998.

On September 30, 1998, we entered into an agreement to purchase the land and building, including improvements from West Broad Development, LLC. The purchase was made at fair market value as determined by an independent appraisal. We, at the time of purchase, entered into a modification agreement with a local bank to modify an existing promissory note on the land and building. In modifying the promissory note the principal amount was increased to $1,000,000. At the time of the purchase, we terminated our capital lease obligation to West Broad Development, LLC.

KELLER LLC. We originally leased the facilities and related real property for our Springdale, Ohio restaurant from Keller LLC, a limited liability company in which George Keller, one of our directors, owns a substantial interest. In April 1995, Tumbleweed, LLC assigned all of its rights and obligations with respect to the site for the Springdale restaurant, to Keller LLC in exchange for Keller LLC agreeing to construct a restaurant facility to be leased to us. The restaurant opened in November 1995. The lease required Keller LLC to invest $1,625,000, and us to pay annual base rent of $186,689 for an initial term of eleven years through 2006. In addition, we were obligated to pay an amount equal to 5% of the excess, if any, of our gross sales during such year, over $2,100,000. The lease was for an eleven-year term with options to renew for four additional five-year terms. We paid rent totaling $186,689 during 1998.

On April 1, 1999, we purchased the land and building, including improvements from Keller, LLC. The purchase was made for an amount substantially equal to the costs originally expended by Keller, LLC in the purchase of the land and construction of the improvements which approximated the fair market value as determined by an independent appraisal. We, at the time of purchase, entered into a modification agreement with a local bank to increase our line of credit and to place a mortgage on the land and building to secure the increased line of credit. At the time of the purchase, we terminated our capital lease obligation to Keller, LLC.

DOUGLASS VENTURES. We sublease the facilities and related real property for our Bowling Green, Kentucky restaurant from Blue Door - Bowling Green Joint Venture ("Blue Door") on terms substantially similar to the terms on which Blue Door leases the facilities and related real property from two co-lessors. The co-lessors are Douglass Ventures, a Kentucky general partnership and one of our stockholders in which David M. Roth, one of our directors, is a general partner, and an unrelated third party. The lease was in effect at the time we acquired the Tumbleweed assets in January 1995 and the restaurant opened in July 1995. Under the terms of the lease, we pay annual base rent of $104,000 for ten years which will be adjusted in years eleven and sixteen for cost of living increases. The lease also provides for additional rent equal to the amount, if any, by which 6% of our gross sales exceeds the annual base rent payable. The lease is for a twenty-year term with options to renew by written agreement. We paid rent totaling $52,000 during 1998.

TW-DIXIEBASH, LLC. We lease the facilities and related real property for our Bardstown Road and Valley Station restaurants from TW-DixieBash, LLC, a limited liability company in which David M. Roth and James M. Mulrooney, two of our directors, own substantial interests. The Bardstown Road and Valley Station restaurants opened in November 1997 and January 1998, respectively. Under the terms of the Bardstown Road and Valley Station subleases, we have built the restaurant facilities as specified in approved plans, and the Lessor was obligated to reimburse us for construction expenses not to exceed $700,000 and $500,000, respectively. The Bardstown Road sublease provides for the assumption of all rent under the ground lease agreement with Bashford Manor Mall Joint Venture. The sublease also provided for interest to be paid during the construction period based on TW-DixieBash's investment until the restaurant commenced operations and $7,000 per month thereafter plus 30% of the restaurant's positive net cash flow. The lease is for a twenty-year term with no option to renew. We were reimbursed for construction expenses totaling $700,000 under the Bardstown Road lease and paid rent totaling $197,500 during 1998. The Valley Station sublease provides for the assumption of all rent under the Holiday Station Associates Limited Lease. The sublease also provided for interest to be paid during the construction period based on TW-DixieBash's investment until the restaurant commenced operations and $5,000 per month thereafter, plus 30% of the restaurant's positive net cash flow. The sublease is for a twenty-year term with options to renew for three additional five-year terms. We were reimbursed for construction expenses totaling $145,000 in 1998 under the Valley Station sublease. We paid rent payments totaling $97,500 during 1998.

                        OTHER RELATED PARTY TRANSACTIONS

TUMBLEWEED INTERNATIONAL, LLC. In August 1997, we entered into the International Agreement with Tumbleweed International LLC, a restaurant developer based in Brussels, Belgium. The International Agreement grants certain licensing and franchising rights to International for the development of Tumbleweed restaurants outside of the Western Hemisphere. See "Business-- International Licensing Agreement." International is a limited liability company owned by three corporations controlled by a group of stockholders including Terrance A. Smith, David M. Roth, Minx Auerbach and George Keller, who are members of our board of directors. In 1998, International paid $7,500 in fees to us under the International Agreement.

T.M. RIDERS, LLC. During 1996, we sold certain assets of our four food court restaurants and our 50% interest in a joint venture which operates a food court to T.M. Riders, LLC (T.M. Riders). In exchange for essentially all the assets of the food courts and our interest in the joint venture, we received $100,000 in cash and a note receivable for $500,000, due in annual installments of $100,000 plus interest at the rate of 8% per year beginning December 1, 1997 over five years. The gain on the sale of the food courts and interest in the joint venture of approximately $71,300 is included in other revenues in 1996.

In February 1997, we invested a nominal amount in T.M. Riders in exchange for a 9.5% interest of the common membership units of T.M. Riders. The Managing Directors of T.M. Riders include John A. Butorac, Jr., James M. Mulrooney, David
M. Roth and George R. Keller, all of whom are members of our board of directors. After ten stores have opened, we will receive fees from T.M. Riders based on store openings and royalty fees base on T.M. Riders' system-wide sales. In September 1998, we relinquished our interest in T.M. Riders.

In December 1998, we assigned the T.M. Riders' promissory note receivable, which had an outstanding principal balance of $400,000 as of the date of assignment, to the Common Members of Tumbleweed, LLC, which includes Messrs. Butorac, Mulrooney and Roth, who are members of our board of directors. In consideration for the assignment, each Common Member assigned to Tumbleweed, LLC a proportionate amount of their respective Common Member interests. This transaction was accounted for as a distribution to the Common Members of Tumbleweed, LLC and the number of shares of common stock these members received in our merger was reduced by 40,000 shares.

In 1998, we recorded interest payments from T.M. Riders totaling $32,000. We also provide accounting services for this entity for which fees are charged. Such accounting fees and royalties totaled $31,300 in 1998.

TW-TENNESSEE, LLC. In February 1997, we invested a nominal amount to acquire a 9.5% common member interest in TW-Tennessee, LLC ("TW-Tennessee"), which was organized to develop and operate Tumbleweed full service restaurants as our franchisee. David M. Roth, one of our directors, also owns a membership interest in TW-Tennessee. On September 30, 1998, we sold our interest in TW-Tennessee to certain members of Tumbleweed, LLC for $25,000.

We guaranteed, on a pro-rata basis, renewals of certain guaranteed indebtedness and any replacement indebtedness of TW-Tennessee, to the extent and in the amounts not to exceed the amounts guaranteed as of September 30, 1998. As of December 31, 1998, we had guaranteed certain TW-Tennessee obligations as follows: a) up to $1,200,000 under a bank line of credit, b) approximately $1,700,000 of a lease financing agreement and c) equipment leases with a bank totaling approximately $983,400 jointly and severally with TW-Tennessee common members. In 1998, TW-Tennessee paid royalties and franchise fees of $223,300 and other fees of $75,000 to us under the franchise agreement.

TW-INDIANA, LLC. David M. Roth, one of our directors, is a member in TW-Indiana, LLC, which in April 1998 acquired the franchise rights to five full-service Tumbleweed restaurants in Indiana and Kentucky from a third party. Franchise royalties we recorded in relation to this entity were approximately $242,500 in 1998.


                             PRINCIPAL STOCKHOLDERS

         The following table presents the number of shares of Common Stock beneficially owned as of March 12, 1999, by:

o each person we know to beneficially own 5% or more of the outstanding shares of our common stock;
o         each of our directors;
o         each  of  our executive  officers  named  in  the Summary Compensation
          Table; and
o         all of our officers and directors as a group.

A person beneficially owns shares if the person has or shares voting or investment power with respect to the shares or has the right to acquire such power within 60 days. Except as otherwise noted, each person named in the table has sole voting and investment power with respect to the listed number of shares.




                                                                     Amount and Nature
                                                                  of Beneficial Ownership
                                                                  -----------------------
                    Name and Address of                       Number                Percentage
                     Beneficial Owner                        of Shares               of Class
                     ----------------                        ---------               --------
Non-Directors     TW Funding, LLC                             400,000 (1)              6.8 %
                  1900 Mellwood Avenue
                  Louisville, KY 40206

                  Gerald A. Mansbach (2)                      498,002 (1)              8.5
                  Mansbach Metal Co.
                  1900 Front Street
                  Ashland, KY 41101

Directors and     John A. Butorac, Jr.                      1,716,439 (1)(3)          29.2
Executive         1900 Mellwood Avenue
Officers          Louisville, KY 40206

                  James M. Mulrooney                        1,285,574 (1)             21.9
                  1900 Mellwood Avenue
                  Louisville, KY 40206

                  George Keller                               618,501 (5)             10.5
                  4201 Paoli Pike
                  Floyd Knobs, IN 47119

                  David M. Roth                               778,427 (1)(4)          13.2
                  200 South Fifth Street
                  Suite 300S
                  Louisville, KY 40202

                  Minx M. Auerbach                            151,420 (6)              2.6

                  Lewis Bass                                   70,001 (8)              1.2

                  W. Roger Drury                               23,868                    *

                  Terrance Smith                                3,001                    *

                  John Brewer                                   4,010 (7)                *

                  Wayne Jones                                  20,500 (10)               *

                  All current directors and executive       3,848,941 (9)             65.4
                   officers as a group (13 persons)

----------------
*        Indicates less than 1%.

(1) As managers of TW Funding, LLC, Messrs. Butorac, Mulrooney, Roth and Mansbach share voting power with respect to the shares held by TW
         Funding, LLC. All of these shares have been included in each of their respective totals.

(2)         Mr. Mansbach is the brother of Ms. Auerbach, who is a director.

(3) Mr. Butorac and his wife hold 934,721 shares jointly. Mr. Butorac's wife also holds 400,595 of the listed shares as trustee for their children.

(4) Mr. Roth's wife holds 147,673 of the listed shares. Mr. Roth's shares also include 187,736 shares held or beneficially owned by entities controlled by members of his family.

(5) Includes 3,000 shares held by Mr. Keller's wife as trustee under trusts for Mr. Keller and his children, and 1,000 shares held by Mr. Keller as trustee for a personal trust.

(6) Ms. Auerbach holds 151,419 of these shares as trustee for a family trust.

(7)         Includes  4,000  shares  held by  TW Funding,  LLC  allocated to Mr.
            Brewer based on his relative ownership interest in TW Funding, LLC.

(8)         Includes 70,000 shares held in a family trust.

(9) Shares held by TW Funding, LLC have been included once in the shares beneficially owned by the group.

(10)        Includes  20,000  shares  held  by TW Funding,  LLC allocated to Mr.
            Jones based on his relative ownership interest in TW funding, LLC.

TW FUNDING, LLC

The members of TW Funding, LLC have guaranteed a loan incurred by TW Funding to finance its purchase of 400,000 shares of common stock in our initial public offering in January 1999. The shares held by TW Funding, as well as 1,900,000 shares of common stock of which 1,800,000 shares are beneficially owned by the individuals listed below who are our directors, have been pledged to secure the loan and their guarantee. The loan is due on the earlier to occur of the date 30 days after the sale of any of the assets of TW Funding, which consist entirely of 400,000 shares of Common Stock, or December 31, 2000. This pledge totals 2,300,000 shares of Common Stock.


                   Shareholder                 Shares Pledged
                   -----------                 --------------
                John A. Butorac                     800,000
                James M. Mulrooney                  800,000
                David M. Roth                       200,000
                                                  ---------
                          Total                   1,800,000
                                                  =========


                              SELLING SHAREHOLDERS

         An aggregate of 5,105,000 shares of common stock was issued to the members of Tumbleweed, LLC in our merger, and represents 86.8% of the shares of Common stock outstanding.

         The 5,105,000 shares of common stock issued in our merger with Tumbleweed, LLC have been registered under the Securities Act and may be offered by the selling shareholders listed below. Of the 5,105,000 shares eligible for sale, 1,786,750 shares (35%) are subject to agreements by the selling shareholders not to sell or otherwise transfer the shares without our prior written consent for a period ending September 30, 1999.

         The following table sets forth certain information with respect to the selling shareholders. We will not receive any of the proceeds from the sale of such shares. There are no material relationships between us and any of the selling shareholders, nor have any such material relationships existed within the past three years, except for the transactions relating to the issuance of such shares and except as set forth under "Certain Transactions." Because the selling shareholders may sell a portion of their shares of common stock at any time and from time to time, we cannot estimate the number of shares of common stock that each selling shareholder may retain upon completion of the offering by the selling shareholders.

                                                      Beneficial Ownership
                                                      --------------------
                                                      No. of     Percentage
Selling Shareholder                                   Shares      of Total
                                                                   shares
-------------------------                             ------     ----------

Dr. & Mrs. Edward Adler                               13,354         *

R. Lee Armbruster                                     20,031         *

Robert Auerbach                                       13,354         *

Minx M. Auerbach, Trustee -
Auerbach Gift Trust #2                               151,420        2.6%

Mitchel F. Bass                                        5,342         *

Ned M. Bass                                            5,342         *

Richard Bass                                           5,342         *

Mary T. Bass                                           2,671         *
Steven A. Bass and Mary T. Bass,
Trustees -                                             2,671         *
 Anna Logan Bass Trust
Steven A. Bass and Mary T. Bass,
Trustees -                                             2,671         *
 Elle Leah Bass Trust

Lewis Bass                                            53,417         *

Steven A. Bass                                        16,025         *

Donald W. Bennett                                     13,354         *

Kevin L. Bergman                                       3,339         *

Sandra Berman                                         13,354         *

                                                      Beneficial Ownership
                                                      --------------------
                                                      No. of     Percentage
Selling Shareholder                                   Shares      of Total
                                                                   shares
-------------------------                             ------     ----------

Mr. and Mrs. Randall L. Bloch                         26,708         *

James D. Bohanon                                      26,708         *

David S. Bowen                                         3,339         *

Jay Brodsky                                           13,354         *

Mona Brodsky                                          13,354         *

Randy Brodsky                                          3,339         *

John A. Butorac, Jr., Group                        1,316,438       22.4%

Robert Camighan, M.D.                                 13,354         *

Ballard W. Cassady, Jr.                               13,354         *

Chase Family Trust                                    13,354         *

Dr. and Mrs. Angelo A. Ciliberti                      13,354         *

Bruce M. Cohen                                         6,677         *

Burton Cohen, M.D.                                     6,677         *

Helane P. Cooper                                      93,015        1.6%

Tamara Todd Cotton                                    13,354         *

CSJ Ventures                                          13,354         *

D & D Investments                                      6,677         *

Douglass Ventures                                     89,085        1.5%

W. Roger Drury                                        21,367         *

Lisa M. Eisen                                          3,339         *

Jeffrey A. Evans                                       1,335         *

Stephen J. Evans, C.P.A.                               1,335         *

Ronald J. Fadel, M.D.                                 13,354         *

Donald Farris                                         26,708         *

Michael M. Fleishman                                   6,677         *

Dr. and Mrs. Larry D. Florman                         28,216         *

                                                      Beneficial Ownership
                                                      --------------------
                                                      No. of     Percentage
Selling Shareholder                                   Shares      of Total
                                                                   shares
-------------------------                             ------     ----------

W. Sterrett Foster, M.D.                               6,677         *

Mr. and Mrs. John Franco                              26,708         *

Gary L. Fuchs, M.D.                                    6,677         *

Cyrus Ghazi, M.D.                                     13,354         *

Ronald Greenberg                                      28,216         *

Timothy Haas                                          13,354         *

Sandra Barr Hammond                                   13,354         *

Arthur P. Hipwell                                     21,367         *

William S. Hitron                                      5,342         *

David L. Hyman                                        26,708         *

Robert A. Jones                                       13,354         *

George Keller                                        514,500        8.7%

Jay Klempner                                          13,354         *

Robert A. Kohn                                        28,216         *

Kory's Investment Group                               16,025         *

James R. Lavelle, Jr.                                 10,683         *

Sharon Levine                                          6,677         *

Alan N. Linker                                         6,677         *

Gerald Mansbach                                       98,002        1.7%

John M. Mayer, Jr.                                     6,677         *

Gary and Donna McCartin                                6,677         *

Frank B. Miller, M.D.                                 13,354         *

Steven L. Morguelan                                   13,354         *

Mr. and Mrs. Stuart Morguelan                         13,354         *

Douglas H. Morris, II                                 57,939         *

Morris-Adams Partnership                             112,864        1.9%

                                                      Beneficial Ownership
                                                      --------------------
                                                      No. of     Percentage
Selling Shareholder                                   Shares      of Total
                                                                   shares
-------------------------                             ------     ----------

William and Toni Mullins                              13,354         *

James M. Mulrooney                                   882,874       15.0%

Michael Needleman, M.D.                                6,677         *

Julie L. Nusbaum                                       3,339         *

Thomas G. O'Daniel, M.D.                               6,677         *

Ann B. Oldfather                                      13,354         *

Charles A. Osborn, Jr.                                26,708         *

Edwin H. Perry                                         6,677         *

David Pullem                                           1,335         *

Michelle Pullem                                        1,335         *

Donald Putnam                                         26,708         *

William  C. Ramsey, M.D.                               6,677         *

R. Michael Ricketts                                    3,339         *

Alan I. Roth, M.D.                                    63,842        1.1%

David M. Roth                                         27,768         *

Marsha B. Roth                                       147,673        2.5%

Elliot Roth                                           18,696         *

Richard J. Reeves                                    100,000        1.7%

Richard J. Reeves, Trustee -
  Roth-Tumbleweed Trust                              198,139        3.4%

Maxine R. Rouben                                      13,354         *

Dr. and Mrs. William S. Rubin                         26,708         *

Mr. and Mrs. Martin S. Ruby                           13,354         *

Charles Schnatter, Trustee -
  John Schnatter Trust                                53,417         *

Stephen J. Evans, Trustee -
  Wayne T. Smith Trust                                53,417         *

                                                      Beneficial Ownership
                                                      --------------------
                                                      No. of     Percentage
Selling Shareholder                                   Shares      of Total
                                                                   shares
-------------------------                             ------     ----------

Mr. and Mrs. Greg Solomas                              3,339         *

Susan P. Spickard                                     13,354         *

David Steinbrecher                                    13,354         *

Gerald D. Temes, M.D.                                  6,677         *

Valley Vista Ventures, LLC                           134,319        2.3%

Charles L. Weisberg                                   26,708         *

Rochelle Zegart, Trustee -
  Kenneth Zegart Gift Trust                            6,677         *

*        Indicates less than 1%.

                              PLAN OF DISTRIBUTION

         Selling shareholders may sell their shares from time to time in transactions in the over-the-counter market or in negotiated transactions, a combination of such methods of sale, or otherwise. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent; and (b) ordinary brokerage transactions in which the broker solicits purchasers. In addition, any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

         Selling shareholders may sell their shares directly to purchasers, through broker-dealers, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time in the over-the-counter market, in negotiated transactions, or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from Selling shareholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

         Selling Shareholders and broker-dealers, if any, acting in connection with such sale might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such shares might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of the shares is made by or on behalf of Selling Shareholders, to the extent required, a supplement to this Prospectus will be distributed, which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers, or agents, the purchase price paid by any underwriter and any discounts, commissions, or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

          Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Stockholder' will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of shares of Common stock by the Selling Stockholders.

         We will pay all reasonable and necessary expenses in connection with the preparation of this Prospectus, including, without limitation, any and all legal, accounting and filing fees, but not including fees and disbursements of experts and counsel retained by the Selling shareholders or underwriting discounts and commission to be paid by the Selling shareholders.

         We have agreed to indemnify the Selling shareholders against certain liabilities in connection with this Prospectus, including certain liabilities under the Securities Act.

                            DESCRIPTION OF SECURITIES
General

         Our Certificate of Incorporation provides that our authorized capital stock consists of 16,500,000 shares of Common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock ("Preferred Stock"), par value $0.01 per share. No shares of Preferred Stock are issued or outstanding. The are currently 5,881,543 shares of common stock issued and outstanding.

Common Stock

         The holders of common stock are entitled to one vote per share owned of record on all matters voted upon by stockholders. Subject to requirements, if any, regarding the setting aside of sums as sinking funds or redemption or purchase accounts, and subject further to the requirements (including any preferential rights) of the Preferred Stock outstanding, holders of Common stock are entitled to receive dividends if, as and when declared by the Board of directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our liabilities and the liquidation preferences of any outstanding Preferred Stock.

         National City Bank, Cleveland, Ohio, will act as the transfer agent and registrar for the common stock.

Preferred Stock

         The Board of directors has the authority to issue the authorized shares of Preferred Stock in one or more series and to fix the designations, powers, privileges and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations and restrictions, including, without limitation, the number of shares constituting each such series, dividend rates, redemption and sinking fund provisions, liquidation and preferences, conversion rights, and voting rights, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of Preferred Stock also could have the effect of delaying, deterring or preventing a change in control without further action by the stockholders.

Certain Corporate Governance Matters

         Our Board of directors currently consists of eight directors. Our Certificate of Incorporation and the By-laws provide that: (i) the number of our directors will be fixed by resolution of the Board of directors, but in no event will be less than five nor more than 11 directors; (ii) our directors in office from time to time will fill any vacancy or newly created directorship on the Board of directors; (iii) our directors may be removed only for cause by the holders of at least a majority of our voting stock; (iv) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting; and (v) except as described below, special meetings of stockholders may be called only by the Chairman of the Board, our President or by a majority of the total number of our directors, and the business permitted to be conducted at any such meeting is limited to that stated in the notice of the special meeting. The By-laws also require that stockholders desiring to bring any business before an annual meeting of stockholders deliver written notice thereof to our Secretary not fewer than 60 days nor more than 90 days in advance of the annual meeting of stockholders; provided, however, if the date of the meeting is not furnished to stockholders in a notice, or is not publicly disclosed by us, more than 70 days prior to the meeting, notice by the stockholder, to be timely, must be delivered to the President or our Secretary not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

         The By-laws also provide that stockholders desiring to nominate persons for election as directors must make their nominations in writing to our President not fewer than 60 days nor more than 90 days prior to the scheduled date for the annual meeting; provided, however, if fewer than 70 days notice or prior public disclosure of the scheduled date for the annual meeting is given or made, notice to the stockholders, to be timely, must be delivered to our President or Secretary not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

         Under applicable provisions of the Delaware General Corporation Law, the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the corporation's certificate of incorporation, but a corporation's by-laws may be amended either by action of its stockholders or, if the corporation's certificate of incorporation so provides, its board of directors. The Certificate of Incorporation and By-laws provide that the provisions summarized above may not be amended by the stockholders, nor may any provision inconsistent herewith be adopted by the stockholders, without the affirmative vote of the holders of at least 85% of our voting stock, voting together as a single class.

         The foregoing provisions of our Certificate of Incorporation and By-laws may discourage or make more difficult the acquisition of control by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us first to negotiate with us. Our management believes that the foregoing measures provide benefits to us and our stockholders by enhancing our ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure us and that these benefits outweigh the disadvantages of discouraging such proposals because, among other things, negotiations relating to takeover or restructuring proposals could result in an improvement of their terms.

         We are a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date the person became an interested stockholder unless:

o Before the person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested person or the business combination;
o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
o following the transaction in which the person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the public announcement or notification (as required by Section 203) of a transaction that is one of certain extraordinary transactions involving the corporation, is with or by a person who either has not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, and is approved or not opposed by a majority of the board of directors then in office. Mr. Butorac and Mr. Mulrooney, each of whom own more than 15% of the common stock, are excluded from status as an "interested person" for purposes of Section 203.

                         SHARES ELIGIBLE FOR FUTURE SALE

         There are 5,881,543 shares common stock outstanding. All of the outstanding shares will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates", as that term is defined in Rule 144 under the Securities Act ("Affiliates"), may generally be sold only in compliance with the limitations of Rule 144 described below.

         The former members of Tumbleweed, LLC were required, as a condition to our registration of their shares, to enter into agreements (the "Lock-Up Agreements") with us that, subject to certain exceptions, they will not sell or otherwise transfer 1,786,750 or 35% of their shares of common stock for a period ending September 30, 1999, without our prior written consent. Upon the expiration of the Lock-Up Agreements all of these shares will become immediately available for resale.

         In general, under Rule 144, as currently in effect, any of our Affiliates who has beneficially owned restricted securities for at least one year, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

o        1% of the then outstanding shares of our common stock; or
o the average weekly trading volume of our common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association such as the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission.

Sales pursuant to Rule 144 are also subject to certain requirements relating to manner of sale, notice and availability of current public information about us.

Options

         Options to purchase approximately 400,000 shares of common stock have been granted to employees and nonemployee directors under the Plan. Approximately 235,000 additional shares of common stock are available for future option grants under the Plan. See "Management -- Incentive Stock Plan."

                                     EXPERTS

         The financial statements of Tumbleweed, Inc. as of December 31, 1998, and of Tumbleweed, LLC as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE

Tumbleweed, Inc.

        Report of Independent Auditors...................................- F-1 -

        Financial Statements

               Balance Sheet as of December 31, 1998.....................- F-2 -

               Notes to the Balance Sheet................................- F-3 -

Tumbleweed, LLC

        Report of Independent Auditors...................................- F-5 -

        Financial Statements

               Statements of Income for the years ended December 31,
                    1996, 1997 and 1998..................................- F-6 -

               Balance Sheets as of December 31, 1997 and 1998...........- F-7 -

               Statements of Redeemable  Members'  Equity,  Members'
                    Equity and Retained  Earnings  (Deficit) for the
                    years ended December 31, 1996, 1997 and 1998.........- F-9 -

               Statements of Cash Flows for the years ended December
                    31, 1996, 1997 and 1998.............................- F-10 -

               Notes to the Financial Statements........................- F-11 -

                      [This page intentionally left blank]

                         Report of Independent Auditors


The Board of Directors and Stockholders
Tumbleweed, Inc.

We have audited the accompanying balance sheet of Tumbleweed, Inc. as of December 31, 1998. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Tumbleweed, Inc. as of December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young, LLP

Louisville, Kentucky
March 1, 1999


                                Tumbleweed, Inc.

                                  Balance Sheet

                                December 31, 1998


Assets
     Cash                                          $                1
                                                   ------------------
Total assets                                       $                1
                                                   ==================


Stockholders' equity
     Preferred stock, $.01 par value,
          1,000,000 shares authorized;
          no shares issued and outstanding         $                -
     Common stock, $.01 par value,
          16,500,000 shares authorized;
          13 shares issued and outstanding                          1
     Paid-in capital                                              129
     Retained earnings (deficit)                                 (129)
                                                    -----------------
Total stockholders' equity                         $                1
                                                   ==================


See accompanying notes.

                                Tumbleweed, Inc.

                           Notes to the Balance Sheet

                                December 31, 1998


1. DESCRIPTION OF BUSINESS

Tumbleweed, Inc. (the Company) was legally formed in December 1997 and capitalized on June 23, 1998 with the issuance of 13 shares of Company common stock at $10 per share. Effective January 1, 1999, and as a result of the sale of 776,543 shares of common stock in an initial public offering (IPO), Tumbleweed, LLC (Tumbleweed) was merged into the Company. The interests of the current members of Tumbleweed were converted into a total of 5,105,000 shares of Company common stock. As of December 31, 1998, Tumbleweed owns and operates 25 restaurants in Kentucky, Indiana and Ohio, and franchises an additional 13 restaurants in Indiana, Illinois, Tennessee and Wisconsin. Tumbleweed also licenses five restaurants in Germany, Saudi Arabia and Jordan.

2. BASIS OF PRESENTATION

The Company's assets at December 31, 1998 consist solely of cash received in connection with the capitalization of the Company. The Company has not conducted any operations and all activities to date have been related to the IPO and the merger with Tumbleweed. During 1998, the Company opened a bank account for the cash received in connection with the capitalization and, as a result of maintaining the cash account, the Company incurred expenses totaling $129 during 1998. All expenditures related to the IPO have been funded and recorded by Tumbleweed. Accordingly, statements of operations, changes in stockholders' equity and cash flows would not provide meaningful information and have been omitted.

3. STOCK INCENTIVE PLAN

In June 1998, the Company adopted a Stock Option and Incentive Compensation Plan (the "Plan"). The Plan provides for the granting of any of the following awards to eligible employees or directors of the Company and its subsidiaries: (i) employee stock options, including both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code ("ISOs") and options that do not qualify as ISOs; (ii) automatic grants of options to nonemployee directors;
(iii) stock appreciation rights; and (iv) restricted stock and performance stock awards. The Plan is intended to

                                Tumbleweed, Inc.

3.  STOCK INCENTIVE PLAN (Continued)

provide incentives and rewards for employees and directors to support the implementation of the Company's business plan and to align the interests of employees and directors with those of the Company's stockholders. There were no awards issued or outstanding under the Plan as of December 31, 1998.

The Plan is administered by the Compensation Committee of the Company's Board of Directors. The Committee is comprised of three independent directors, who are not current employees of the Company and who do not receive any remuneration from the Company in any capacity other than as a director. The Committee is authorized, among other things, to determine employees to whom grants of awards will be made and take such action as it deems necessary or advisable for the administration of the Plan.

The Common Stock subject to the Plan will be authorized but unissued shares or previously acquired shares. The number of shares of Common Stock available for grant of awards under the Plan equals the greater of 635,000 shares, or 10% of the number of shares of Common Stock outstanding from time to time, including 100,000 shares reserved for options automatically granted to nonemployee directors under the Plan.

As of February 15, 1999, the Company granted options for a total of approximately 340,000 shares to eligible employees and 60,000 shares to nonemployee directors. The exercise price of the options is equal to the initial public offering price of $10 per share. The exercise price of future grants will be equal to the market price as of the dates of such grants. Stock options granted under the Plan will be exercisable for a term of not more than ten years, as determined by the Committee. The option grants will become exercisable for 33% of the number of shares subject to the option on each of the first, second and third anniversaries of the date of grant and expire ten years from the date of grant.

4. SUBSEQUENT EVENTS

In February 1999, the Company entered into a secured mortgage arrangement for a restaurant location in an amount totaling approximately $1,060,000.

                         Report of Independent Auditors

The Members
Tumbleweed, LLC

We have  audited  the  accompanying  balance  sheets  of  Tumbleweed,  LLC as of
December 31, 1997 and 1998, and the related statements of income, redeemable members= equity, members= equity and retained earnings (deficit) and cash flows for each of three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company=s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tumbleweed, LLC at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young, LLP

Louisville, Kentucky
March 1, 1999

                                     - F5 -



                                               Tumbleweed, LLC

                                            Statements of Income


                                                                        Years ended December 31
                                                                  1996           1997            1998
                                                             --------------------------------------------

Revenues:
   Restaurant sales                                          $ 23,284,007    $ 27,891,128    $ 40,490,933
   Commissary sales                                             1,795,529       1,007,011       1,041,266
   Franchise fees and royalties                                   474,870         563,056         770,806
   Other revenues                                                 177,317         365,054         504,639
                                                             -------------   ------------     ------------

Total revenues                                                 25,731,723      29,826,249      42,807,644

Operating expenses:
   Restaurant cost of sales                                     7,103,357       8,191,928      11,788,578
   Commissary cost of sales                                     1,649,502         887,793         905,814
   Operating expenses                                          12,386,119      14,035,693      20,881,212
   Selling, general and administrative expenses                 2,250,827       3,051,740       4,150,303
   Preopening amortization                                        405,502         544,723         816,604
   Depreciation and amortization                                1,231,290         971,863       1,442,011
                                                             -------------   ------------    ------------

Total operating expenses                                       25,026,597      27,683,740      39,984,522
                                                             -------------   ------------    ------------


Income from operations                                            705,126       2,142,509       2,823,122

Other income (expense):
   Interest income                                                 18,313          62,120          61,759
   Interest expense                                              (222,123)       (490,718)       (931,471)
                                                             -------------   ------------    ------------

Total other expense                                              (203,810)       (428,598)       (869,712)
                                                             -------------   ------------    ------------



Net income                                                   $    501,316    $  1,713,911    $  1,953,410
                                                             ============    ============    ============



Pro forma income data (unaudited):
   Net income as reported                                    $    501,316    $  1,713,911    $  1,953,410
   Pro forma income taxes                                        (180,474)       (617,008)       (703,228)
                                                             ------------    ------------    ------------


   Pro forma net income                                      $    320,842    $  1,096,903    $  1,250,182
                                                             ============    ============    ============


   Pro forma net income per share-basic and diluted          $       0.06    $       0.21    $       0.24
                                                             ============    ============    ============


   Shares used in computing pro forma net income per share      5,105,000       5,105,000       5,105,000
                                                             ============    ============    ============


See accompanying notes.


                                 Tumbleweed, LLC
                                 Balance Sheets

                                                                                            Pro forma
                                                        December 31                        December 31
                                                    1997           1998                        1998
                                               -------------------------------            ---------------
                                                                                           (Unaudited)
Assets
Current assets:
   Cash and cash equivalents                      $ 1,228,867     $ 1,898,973                $ 1,898,973
   Accounts receivable                                346,700         433,872                    433,872
   Note receivable from affiliate                     100,000               -                          -
   Inventories                                        825,029       1,333,591                  1,333,591
   Deferred preopening expenses                       267,100         524,669                    524,669
   Prepaid expenses                                   282,590         330,439                    330,439
                                                  ----------------------------               ------------
Total current assets                                3,050,286       4,521,544                  4,521,544

Property and equipment, net                        19,330,132      24,920,797                 24,920,797

Note receivable from affiliate                        300,000               -                          -

Goodwill, net of accumulated amortization of
   $329,442 in 1997 and $440,242 in 1998            2,944,504       2,833,704                  2,833,704

Other assets                                          443,559       1,404,861                  1,404,861


















                                                  ----------------------------              -------------
Total assets                                     $ 26,068,481    $ 33,680,906               $ 33,680,906
                                                  ============================              =============


See accompanying notes.




                                                                                       Pro forma
                                                       December 31                    December 31
                                                   1997            1998                  1998
                                              -------------------------------       ----------------
                                                                                      (Unaudited)
Liabilities, Redeemable Members' Equity,
   Members' Equity and Retained Earnings (Deficit)
Current liabilities:
   Short-term borrowings                      $             -    $ 6,990,348        $     6,990,348
   Accounts payable                                 1,174,645      1,781,418              1,781,418
   Accrued liabilities                                890,255      1,873,651              1,873,651
   Deferred income taxes                                    -              -                467,420
   Current maturities on long-term
     debt and capital leases                          509,779        895,310                895,310
                                              -------------------------------       ----------------
Total current liabilities                           2,574,679     11,540,727             12,008,147

Long-term debt, less current maturities             5,750,841      9,180,358              9,180,358
Capital lease obligations, less current
  maturities                                        2,280,964      3,287,296              3,287,296
Deferred income taxes                                       -              -                172,203
Other liabilities                                     118,584         94,838                 94,838
                                              -------------------------------       ----------------
Total long-term liabilities                         8,150,389     12,562,492             12,734,695
                                              -------------------------------       ----------------

Total liabilities                                  10,725,068     24,103,219             24,742,842

Redeemable members' equity                         23,419,738     18,924,688                      -

Members' equity                                         6,959        354,459                      -

Retained earnings (deficit)                        (8,083,284)    (9,701,460)                     -

Pro forma stockholders' equity:
   Preferred stock, $.01 par value, 1,000,000
     shares authorized; no shares issued
     and outstanding
   Common stock, $.01 par value,16,500,000
     shares authorized; 5,105,000 shares
     issued and outstanding                                                                  51,050
   Paid-in capital                                                                        8,887,014
                                              -------------------------------       ----------------
     Total pro forma stockholders' equity                   -              -              8,938,064
                                              -------------------------------       ----------------

Total liabilities, redeemable members'
  equity, members' equity and retained
  earnings (deficit)                          $     26,068,481   $33,680,906        $    33,680,906
                                              ===============================       ================


See accompanying notes.




                                                      Tumbleweed, LLC

                    Statements of Redeemable Members' Equity, Members' Equity and Retained Earnings (Deficit)

                                         Years ended December 31, 1996, 1997 and 1998



                                                    Redeemable       Members' Equity (Deficiency)
                                                     Members     ------------------------------------------     Retained
                                                  Equity-Class A    Common      Class B   Class C               Earnings
                                                     Members        Members     Members   Member     Total      (Deficit)
                                                  --------------------------------------------------------------------------



Balance at January 1, 1996                        $  16,413,197  $     6,000  $      459 $    500  $    6,959 $ (2,721,253)
Proceeds from issuance of members' equity               582,962            -           -        -           -            -
Distributions of members' equity                       (628,677)           -           -        -           -            -
Net income                                                    -            -           -        -           -      501,316
Accretion of redeemable members' equity               3,865,037            -           -        -           -   (3,865,037)
                                                  ---------------------------------------------------------------------------
                                                     20,232,519        6,000         459      500       6,959   (6,084,974)
Balance at December 31, 1996
Proceeds from issuance of members' equity                50,958            -           -        -           -            -
Distributions of members' equity                       (575,960)           -           -        -           -            -
Net income                                                    -            -           -        -           -    1,713,911
Accretion of redeemable members' equity               3,712,221            -           -        -           -   (3,712,221)
                                                  ---------------------------------------------------------------------------
Balance at December 31, 1997                         23,419,738        6,000         459      500       6,959   (8,083,284)
Capital contribution                                          -            -     747,500        -     747,500            -
Distributions of members' equity                     (1,076,288)    (400,000)          -        -    (400,000)           -
Assumption of members' line of credit                (6,990,348)           -           -        -           -            -
Net income                                                    -            -           -        -           -    1,953,410
Accretion of redeemable members' equity               3,571,586            -           -        -           -   (3,571,586)
                                                  ---------------------------------------------------------------------------

Balance at December 31, 1998                      $  18,924,688  $  (394,000) $  747,959 $    500  $  354,459 $ (9,701,460)
                                                  ===========================================================================

See accompanying notes.


                                       Tumbleweed, LLC

                                   Statements of Cash Flows

                                                               Years ended December 31
                                                            1996         1997         1998
                                                        ----------------------------------------
Operating activities:
   Net income                                             $ 501,316  $ 1,713,911   $ 1,953,410
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                         604,534      829,250     1,285,833
       Amortization                                         626,756      142,613       156,178
       Preopening amortization                              405,502      544,723       816,604
       Gain on sale of food courts                          (71,298)           -             -
       Loss on disposition of property and equipment          2,732       13,499         7,324
       Changes in operating assets and liabilities:
         Accounts receivable                                 87,382      (50,091)      (87,172)
         Inventories                                       (307,900)    (126,573)     (508,562)
         Deferred preopening expenses                      (726,601)    (316,822)   (1,074,173)
         Prepaid expenses                                   (62,063)      19,062       (51,466)
         Other assets                                      (207,125)     (98,042)     (114,550)
         Accounts payable                                   124,097       31,938       104,590
         Accrued liabilities                                 92,647      258,784       983,396
         Other liabilities                                        -       78,584       (23,746)
                                                       ----------------------------------------
Net cash provided by operating activities                 1,069,979    3,040,836     3,447,666

Investing activities:
   Purchases of property and equipment                   (4,712,962)  (4,105,089)   (5,313,575)
   Proceeds from sale of property and equipment           1,635,815            -             -
   Proceeds from sale of food courts, net of
     cash relinquished                                       96,100      100,000             -
                                                       ----------------------------------------
Net cash used in investing activities                    (2,981,047)  (4,005,089)   (5,313,575)

Financing activities:
   Capital contribution from Class B members                      -            -       747,500
   Proceeds from issuance of members' equity                582,962       50,958             -
   Distribution of members' equity                         (628,677)    (575,960)   (1,076,288)
   Proceeds from issuance of long-term debt               5,437,311    3,452,361     5,580,463
   Payments on long-term debt and capital lease
     obligations                                         (4,532,110)  (1,654,463)   (2,329,328)
   Payment of public offering costs                               -     (111,485)     (386,332)
                                                       ----------------------------------------
Net cash provided by financing activities                   859,486    1,161,411     2,536,015
                                                       ----------------------------------------

Net increase (decrease) in cash and cash equivalents     (1,051,582)     197,158       670,106

Cash and cash equivalents at beginning of year            2,083,291    1,031,709     1,228,867
                                                       ----------------------------------------
Cash and cash equivalents at end of year                $ 1,031,709  $ 1,228,867   $ 1,898,973
                                                       ========================================

Supplemental cash flow information:
   Cash paid for interest, net of amount capitalized    $   222,123  $   473,055   $   947,674
                                                       ========================================

Noncash investing and financing activities:
   Property and equipment acquired by seller
     financing and capital lease obligations            $ 1,793,991  $   967,529   $ 1,570,246
                                                       ========================================
   Public offering costs not paid at year-end           $         -  $         -   $   502,183
                                                       ========================================

See accompanying notes.

                                 Tumbleweed, LLC

                          Notes to Financial Statements




1. ORGANIZATIONAL MATTERS

The Company operates and franchises Tumbleweed Southwest Mesquite Grill and Bar full service restaurants. Following is a summary of the number of restaurants open at the end of each year:

                                                 December 31
                                        1996        1997        1998
                                  ------------------------------------------

Company owned                             15          17          25
Franchised and licensed                    9          12          18
                                         ---          --          --
     Total                                24          29          43
                                          ==          ==          ==

The restaurant facilities are located in Kentucky, Indiana, Ohio, Illinois, Wisconsin, Tennessee and five overseas restaurants are located in Germany, Saudi Arabia and Jordan.

Effective January 1, 1999, the Company merged into Tumbleweed, Inc. as discussed below. Prior to the merger, the Company and its owners (Members) operated pursuant to an Operating Agreement dated September 19, 1994. Members of the Company consisted of Common Members, Class A Members, Class B Members and a Class C Member. Certain Common Members acted as the Managers of the Company and, acting unanimously, generally had voting control of the Company.

Class A Members of the Company had, in addition to their cash contributions, provided financing which was accounted for as redeemable members' equity prior to the Company's assumption of the debt on December 31, 1998 (see Note 7). The capital accounts of the Common, Class B and Class C Members, totaling $(394,000), $747,959 and $500, respectively, at December 31, 1998 represent these members' equity investment in the Company.

IPO REGISTRATION AND REORGANIZATION

Tumbleweed, Inc. was incorporated in December 1997 and capitalized in June 1998 in anticipation of an initial public offering in 1998. Effective January 1, 1999, and as a result of the sale of 776,543 shares of common stock at $10 per share in the IPO, the Company was merged into Tumbleweed, Inc. The interests of the current members of the Company were converted into a total of 5,105,000 shares of Tumbleweed, Inc. common stock.

                                Tumbleweed, LLC

                          Notes to Financial Statements


1. ORGANIZATIONAL MATTERS (CONTINUED)

PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

Pursuant to the rules and regulations of the Securities and Exchange Commission, the accompanying pro forma balance sheet as of December 31, 1998 reflects the change in capitalization attributable to the conversion of the Company's members' interests into 5,105,000 shares of Tumbleweed, Inc. common stock as if the IPO had closed on December 31, 1998 (excluding the effects of the offering proceeds). The pro forma balance sheet also reflects the deferred tax effects of the Company changing from a limited liability company (which is taxed as a partnership) to a regular corporate taxable status. Such deferred tax effects will be included in income on January 1, 1999, the date the change in tax status occurred.

Additionally, pro forma net income in the accompanying pro forma income data for the year ended December 31, 1998 reflects a pro forma adjustment to historical net income for federal and state income taxes at an assumed effective rate of 36%. Pro forma net income per share is computed based upon pro forma net income and the weighted average number of shares of common stock outstanding during the year assuming the conversion of the Company's members' interests into common stock as of the beginning of the year.

2. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and deposits at financial institutions with maturities of less than three months when purchased.

INVENTORIES

Inventories, which consist of smallwares, food, beverages and supplies, are stated at the lower of average cost or market.

                                Tumbleweed, LLC

                          Notes to Financial Statements


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED PREOPENING EXPENSES

Deferred preopening expenses include the direct costs typically associated with opening a new restaurant. These costs consist primarily of costs incurred to develop the new restaurant management team, marketing and training. These expenses are amortized on a straight-line method over twelve months from the restaurant opening date.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Reporting the Costs of Start-Up Activities. The SOP is effective beginning on January 1, 1999, and requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs to be expensed as incurred. The unamortized balance of the Company's deferred preopening costs ($524,669 as of December 31, 1998) will be written-off (net of income taxes) as a cumulative effect of an accounting change on January 1, 1999. It is not practical to estimate what the effect of the change will be on 1999 earnings.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated on the straight-line method. Buildings and leasehold improvements are amortized over the lesser of the terms of the leases, including renewal options, or the estimated useful lives of the assets, which range from ten to thirty years. Equipment is depreciated over the estimated useful lives of the assets, which range from five to ten years. Maintenance and repairs which do not enhance the value of or increase the life of the assets are charged to costs and expenses as incurred.

CONSTRUCTION IN PROGRESS

The Company capitalizes all direct costs incurred in the construction of new restaurants. Upon opening, these costs are depreciated or amortized and charged to expense based upon their property classification.

GOODWILL

Goodwill is amortized on the straight-line method over thirty years.

                                Tumbleweed, LLC

                          Notes to Financial Statements


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER ASSETS

Other assets include costs incurred in connection with the Company's initial public offering. These costs which total approximately $111,000 and $1,000,000 as of December 31 1997 and 1998, respectively, will be funded from the proceeds of the offering when received in January 1999. Amortization expense in 1996 includes $500,000 related to a non-compete agreement which expired in 1996.

LONG-LIVED ASSETS

The carrying amount of long-lived assets, including goodwill, is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined based on the estimated undiscounted cash flows of the asset over the remaining amortization period, the carrying amount of long-lived assets is reduced by the estimated shortfall of cash flows. The Company assesses long-lived assets for impairment under Financial Accounting Standards Board Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments approximate their fair value.

REVENUE RECOGNITION

Franchise fees are recognized when all material services, primarily site approval and management and staff training, have been substantially performed by the Company and the restaurant has opened for business. Fees received pursuant to development agreements which grant the right to develop franchised restaurants in future periods in specific geographic areas are deferred and recognized on a pro rata basis as the franchised restaurants subject to the development agreements begin operations. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income when earned. Costs associated with franchise operations are expensed as incurred.

                                Tumbleweed, LLC

                          Notes to Financial Statements


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADVERTISING COSTS

Advertising costs include Company-owned restaurant contributions to the Tumbleweed Marketing Fund, Inc. ("the Marketing Fund") and developing and conducting advertising activities, including the placement of electronic and print materials developed by the Marketing Fund. All advertising and related costs are expensed as incurred. Contributions by Company-owned and franchised restaurants to the Marketing Fund are based on an established percentage of monthly restaurant revenues. The Marketing Fund is responsible for the development of marketing and advertising materials for use throughout the Company's system. The Marketing Fund is accounted for separately and is not included in the financial statements of the Company. Contributions to the Marketing Fund for the years ended December 31, 1996, 1997 and 1998 were $50,657, $66,488 and $95,674, respectively. Advertising expense, which includes contributions to the Marketing Fund, for the years ended December 31, 1996, 1997 and 1998 were $463,637, $631,421 and $1,052,075, respectively.

INCOME TAXES

Through December 31, 1998, the Company was a limited liability company which is taxed as a partnership for federal and state income tax purposes. Accordingly, any tax liability related to income would be reported by the Members of the Company. Subsequent to the merger discussed in Note 1, Tumbleweed, Inc. will be taxed as a corporation.

RECENTLY ISSUED ACCOUNTING STANDARD

Effective  January  1,  1998,  the  Company  adopted  the  Financial  Accounting
Standards Board's Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement
131). Statement 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and also requires that those enterprises report selected information about operating segments in interim financial reports. The adoption of Statement 131 did not have an effect on the Company's results of operations or financial position, but did effect the disclosure of segment information (see Note 10).

                                Tumbleweed, LLC

                          Notes to Financial Statements



3. PROPERTY AND EQUIPMENT

Property and equipment consist of:

                                                            December 31
                                                       1997             1998
                                                   ----------------------------

Land and land improvements                         $  4,926,744    $  6,869,638
Buildings and improvements                            6,427,063       9,999,830
Leasehold improvements                                1,831,734       2,318,396
Equipment                                             2,953,802       3,986,928
Building and equipment under capital leases           2,664,838       4,249,458
Construction in progress                              2,297,135         536,324
                                                   ----------------------------
                                                     21,101,316      27,960,574
Less accumulated depreciation and amortization       (1,771,184)     (3,039,777)
                                                   ----------------------------
                                                   $ 19,330,132    $ 24,920,797
                                                   ============================

4. ACCRUED LIABILITIES

Accrued liabilities consist of:

                                                            December 31
                                                       1997            1998
                                                   ----------------------------

Accrued payroll and related taxes                  $    416,066    $    792,809
Accrued insurance and fees                              120,800         284,270
Accrued taxes, other than income and payroll            157,693         393,593
Gift certificate liability                              127,922         275,743
Other                                                    67,774         127,236
                                                   ----------------------------
                                                   $    890,255    $  1,873,651
                                                   ============================

                                Tumbleweed, LLC

                          Notes to Financial Statements

5. LONG-TERM DEBT

Long-term debt consists of:

                                                          December 31
                                                   1997                 1998
                                                --------------------------------

 Secured $5,000,000 mortgage revolving
  line of credit note, bearing interest
  at prime rate plus .25% (8.0% at December
  31, 1998), due December 31, 2000              $  3,260,391       $  4,302,148

 Secured mortgage note payable, bearing
  interest at 8.5%, payable in monthly
  installments through February 15, 2008                   -            991,396

 Secured mortgage note payable,  bearing
  interest at prime plus 1.25% (9.0% at
  December 31, 1998), payable in monthly
  installments, due November 27, 2016                709,375            671,875

 Secured mortgage note payable, bearing
  interest at commercial paper rate plus
  3% (8.1% at December 31, 1998), due
  January 1, 2005                                  1,200,000          1,111,928

 Secured mortgage note payable, bearing
  interest at prime rate plus 1% (8.75%
  at December 31, 1998), payable in monthly
  installments through October 1, 2017               133,937          1,084,274

 Secured mortgage note payable, bearing
  interest at commercial paper rate plus
  3.1% (8.2% at December 31, 1998), due
  May 1, 2005                                              -            695,230

 Other installment notes payable                     733,280            750,595
                                                --------------------------------
                                                   6,036,983          9,607,446
 Less current maturities                             286,142            427,088
                                                --------------------------------
 Long-term debt                                 $  5,750,841       $  9,180,358
                                                ================================

Property and equipment with a net book value of approximately $14,515,000 at December 31, 1998 collateralize the Company's long-term debt.

                                Tumbleweed, LLC

                          Notes to Financial Statements


5. LONG-TERM DEBT (CONTINUED)

The aggregate annual maturities of long-term debt for the years subsequent to December 31, 1998 are as follows:

                            1999              $  427,088
                            2000               4,708,098
                            2001                 418,951
                            2002                 369,778
                            2003                 276,893
                            Thereafter         3,406,638
                                              ----------
                            Total             $9,607,446
                                              ==========

The terms of certain loan agreements include various provisions which require the Company to (i) maintain defined net worth and coverage ratios, (ii) limit the incurrence of certain liens or encumbrances in excess of defined amounts,
(iii) maintain defined leverage ratios and (iv) prohibit the payment of dividends. Management does not believe that compliance with the credit terms will adversely impact the Company's future operations.

Interest costs capitalized during the construction period of restaurants were $157,286 in 1996, $103,488 in 1997 and $104,231 in 1998.

                                Tumbleweed, LLC

                          Notes to Financial Statements
6. LEASES

The Company leases certain buildings and equipment under capital lease agreements with related and third parties. The equipment leases have five to seven year terms. The building leases expire in 2016 and 2017. Future minimum lease payments under the capital leases and the net present value of the future minimum lease payments at December 31, 1998 were as follows:

                                Related Party       Other
                                    Lease           Leases          Total
                               -------------------------------------------------

1999                           $       84,000 $      690,849  $      774,849
2000                                   84,000        690,849         774,849
2001                                   84,000        690,849         774,849
2002                                   84,000        575,393         659,393
2003                                   84,000        457,248         541,248
Thereafter                          1,176,000      1,316,394       2,492,394
                               -------------------------------------------------
Total minimum lease payments   $    1,596,000 $    4,421,582       6,017,582
                               ================================
Less amount representing
 interest at 7.9% to 12.0%                                        (2,262,064)
                                                              ------------------
Net present value of lease payments                                3,755,518
Less current maturities                                              468,222
                                                              ------------------
Long-term portion of capital leases                           $    3,287,296
                                                              ==================

                                Tumbleweed, LLC

                          Notes to Financial Statements



6. LEASES (CONTINUED)

The Company leases certain restaurants and equipment under operating leases having terms expiring between 1999 and 2017. Most of the restaurant facility leases have renewal clauses of five to twenty years exercisable at the option of the Company and some of the leases are with related parties. Certain leases require the payment of contingent rentals based on a percentage of gross revenues. Future minimum lease payments on operating leases at December 31, 1998 were as follows:

                  Related Party        Other
                     Leases            Leases            Total
                -----------------------------------------------------

1999            $        298,689 $      1,117,331  $      1,416,020
2000                     298,689        1,017,331         1,316,020
2001                     298,689        1,016,411         1,315,100
2002                     298,689        1,014,857         1,313,546
2003                     298,689        1,030,257         1,328,946
Thereafter             1,952,843        8,065,599        10,018,442
                -----------------------------------------------------
                $      3,446,288 $     13,261,786  $     16,708,074
                =====================================================

Total rental expense was approximately $801,800 in 1996, $975,300 in 1997 and $1,455,500 in 1998 and included contingent rent of approximately $16,800 in 1996, $30,700 in 1997 and $178,700 in 1998. Rental expense for the related party leases was approximately $237,700 in 1996, $282,000 in 1997 and $436,200 in
1998.

7. REDEEMABLE CLASS A MEMBER UNITS AND BANK LINE OF CREDIT

As of December 31, 1998, the Company had a $7,500,000 line of credit with a bank for borrowing at the bank's prime rate plus 1/4%. Under a related assumption agreement, the Class A Members directly assumed the total liability on a pro rata basis until December 31, 1998 at which time the Company assumed the total liability of $6,990,348. (The Company had drawn down $7,024,717 and $6,990,348 at December 31, 1997 and 1998, respectively, under this line of credit which was to expire on January 11, 1999.) Prior to the Company assuming this line of credit, the amounts borrowed under the line of credit were, in the first instance, obligations of the Class A Members and, accordingly, were accounted for as redeemable members' equity, and any interest and other related costs on the debt funded by the Company were accounted for as distributions to the Class A Members.

                                Tumbleweed, LLC

                          Notes to Financial Statements


7. REDEEMABLE CLASS A MEMBER UNITS AND BANK LINE OF CREDIT (CONTINUED)

The $6,990,348 borrowed under the line of credit as of December 31, 1998 was repaid on January 5, 1999 out of the gross proceeds of $7,765,430 from the Company's IPO (see Note 1). If an IPO had not occurred, any Class A Member had the right to sell to the Company their interest in the Company at any time after the fifth anniversary of the date that a Class A Member was admitted to the Company (generally 2000). The selling price was to be the sum of cash contributed by the Class A Member and an amount equal to an annual 30% internal rate of return on the Class A Member's cash contributions and pro rata assumed principal portion of the line of credit, taking into account all prior distributions to such Class A Member. The total Class A Members' interests which would have been required to be purchased by the Company in any one year was limited and would have been payable in equal installments over a five-year term, with interest. Redeemable members' equity in the accompanying balance sheets includes the accretion of the annual 30% internal rate of return.

Through December 31, 1998, capital contributions by the Class A Members were limited to their initial cash contributions in 1995 which amounted to $7,034,375 and borrowings under the line of credit assumed by the Class A Members.

8. RELATED PARTY TRANSACTIONS

During 1996, the Company sold certain assets of its four food court restaurants and it's 50% interest in a joint venture which operates a food court to T.M. Riders, LLC (T.M. Riders). In exchange for essentially all the assets of the food courts and its interest in the joint venture, the Company received $100,000 in cash and a note receivable for $500,000, due in annual installments of $100,000 plus interest at the rate of 8% per year beginning December 1, 1997 over five years. The gain on the sale of the food courts and interest in the joint venture of approximately $71,300 is included in other revenues in 1996.

In February 1997, the Company invested a nominal amount in T.M. Riders in exchange for a 9.5% common member interest. After ten stores have opened, the Company will receive fees from T.M. Riders based on store openings and royalty fees based on T.M. Riders' system-wide sales. In September 1998, the Company relinquished its interest in T.M. Riders.

                                Tumbleweed, LLC

                          Notes to Financial Statements


8. RELATED PARTY TRANSACTIONS (CONTINUED)

In December 1998, the Company assigned the T. M. Riders' promissory note receivable, which had an outstanding principal balance of $400,000 as of the date of assignment, to the Common Members of the Company. In consideration for the assignment, each Common Member assigned to the Company a proportionate amount of their respective Common Member interests in the Company. This transaction has been accounted for as a distribution to the Common Members and the number of shares of common stock these members received was reduced by 40,000 shares in the merger of the Company into Tumbleweed, Inc.

In February 1997, the Company invested a nominal amount in TW-Tennessee, LLC (TW-Tennessee), a newly formed Tennessee limited liability company, in exchange for a 9.5% common member interest. On September 30, 1998, the Company sold its interest in TW-Tennessee to certain members of the Company for $25,000.
TW-Tennessee was organized to open and operate Tumbleweed full service restaurants as a franchisee of the Company.

The Company guaranteed, on a pro-rata basis, renewals of certain guaranteed indebtedness and any replacement indebtedness of TW-Tennessee, to the extent and in the amounts not to exceed the amounts guaranteed as of September 30, 1998. As of December 31, 1998, the Company has guaranteed certain TW-Tennessee obligations as follows: a) up to $1,200,000 under a bank line of credit, b) approximately $1,700,000 of a lease financing agreement and c) equipment leases with a bank totaling approximately $983,400 jointly and severally with TW-Tennessee common members.

TW-Tennessee and T.M. Riders are governed and managed by Boards, some members of which are also members of the Company's Board and investors in the Company. Certain of these individuals are also investors in TW-Tennessee and T.M. Riders.

                                Tumbleweed, LLC

                          Notes to Financial Statements


8. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company accounted for its investments in TW-Tennessee and T.M. Riders on the equity method prior to their disposition. Amounts in the financial statements related to the Company's investments in these entities for the years ended December 31, 1997 and 1998 were not significant. Franchise fees and royalties recorded by the Company in relation to these entities were $17,000, $79,000 and $225,600 in 1996, 1997 and 1998, respectively. The Company also provides management and accounting services for these entities for which fees are charged. Such management and accounting fees recorded in other revenues related to these entities totaled approximately $15,500, $57,600 and $104,000 in 1996, 1997 and 1998, respectively.

In August 1997, the Company entered into the International Agreement with Tumbleweed International LLC (International), a restaurant developer based in Brussels, Belgium. The International Agreement grants certain licensing and franchising rights to International for the development of Tumbleweed restaurants outside of the Western Hemisphere. International is a limited liability company owned by three corporations which are controlled by certain Members of the Company. In 1997 and 1998, International paid $15,750 and $7,500, respectively, in fees to the Company under the International Agreement.

Two Common Members of the Company (both of which are now common stockholders, and one of which is also a Director, of Tumbleweed, Inc.) are members in TW-Indiana, LLC, which in April 1998 acquired the franchise rights to five full-service Tumbleweed restaurants in Indiana and Kentucky from a third party. Franchise royalties recorded by the Company in relation to this entity were approximately $242,500 in 1998.

In September 1998, the Company entered into an agreement to purchase the land and building, including improvements, located in Columbus, Ohio which was formerly leased from West Broad Development LLC. Certain members of the Company (all of which are now common stockholders, and one of which is also a Director, of Tumbleweed, Inc.) are members in West Broad Development LLC. The purchase price of $1,250,000 was at fair market value as determined by an independent appraisal. The Company, at the time of purchase, entered into an agreement with a bank modifying an existing promissory note on the land and building by increasing the principal amount to $1,000,000.

                                Tumbleweed, LLC

                          Notes to Financial Statements


9. COMMITMENTS

At December 31, 1998, the Company had commitments of approximately $1,016,000 for the completion of the construction of two restaurants, for which landlord financing has been secured.

10. SEGMENT INFORMATION

The  Company  has  three  reportable  segments:   restaurants,   commissary  and
corporate. The restaurant segment consists of the operations of all company-owned restaurants and derives its revenues from the sale of food products to the general public. The commissary segment derives its revenues from the sale of food products to corporate-owned and franchised restaurants. The corporate segment derives revenues from sale of franchise rights, franchise royalties and related services used in restaurant operations, and contains the selling, general and administrative activities of the Company.

Generally, the Company evaluates performance and allocates resources based on net income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Segment information for the years ended December 31 is as follows:

1996:
                              Restaurant    Commissary   Corporate     Totals
                             ---------------------------------------------------
Revenues from external
  customers                  $ 23,284,007  $ 1,795,529  $  652,187  $ 25,731,723
Intersegment revenues                   -    2,929,546           -     2,929,546
General and administrative
  expenses                              -            -   1,787,190     1,787,190
Advertising expenses                    -            -     463,637       463,637
Depreciation and
  amoritzation                    486,799      102,864     641,627     1,231,290
Net interest expense                    -       85,817     117,993       203,810
Segment net income (loss)       2,993,979      195,601  (2,688,264)      501,316
Segment fixed assets           13,223,329    1,025,949     368,580    14,617,858
Expenditures for long-lived
  assets                        6,216,821        1,325     288,807     6,506,953

                                Tumbleweed, LLC

                          Notes to Financial Statements

10. SEGMENT INFORMATION (CONTINUED)

1997:
                              Restaurant    Commissary   Corporate     Totals
                             ---------------------------------------------------
Revenues from external
  customers                  $ 27,891,128  $ 1,007,011  $  928,110  $ 29,826,249
Intersegment revenues                   -    2,349,693           -     2,349,693
General and administrative
  expenses                              -            -   2,420,319     2,420,319
Advertising expenses                    -            -     631,421       631,421
Depreciation and
  amortization                    683,266      108,004     180,593       971,863
Net interest expense                    -       85,957     342,641       428,598
Segment net income (loss)       4,351,013      203,458  (2,840,560)    1,713,911
Segment fixed assets           17,851,495    1,069,434     409,203    19,330,132
Expenditures for long-lived
  assets                        4,847,429      126,493      98,696     5,072,618


1998:
                              Restaurant    Commissary   Corporate     Totals
                             ---------------------------------------------------
Revenues from external
  customers                  $ 40,490,933  $ 1,041,266  $1,275,445  $ 42,807,644
Intersegment revenues                   -    2,429,620           -     2,429,620
General and administrative
  expenses                              -            -   3,098,228     3,098,228
Advertising expenses                    -            -   1,052,075     1,052,075
Depreciation and
  amortization                  1,107,301      116,446     218,264     1,442,011
Net interest expense                    -      161,700     708,012       869,712
Segment net income (loss)       5,853,334      173,361  (4,073,285)    1,953,410
Segment fixed assets           23,341,248    1,004,373     575,176    24,920,797
Expenditures for long-lived
  assets                        6,733,972       26,388     123,461     6,883,821

                                                    SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this post-effective amendment to its Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on the 29th day of April 1999.


                                              TUMBLEWEED, INC.

                                              By:      /s/ John A. Butorac, Jr.
                                                       ------------------------
                                                       John A. Butorac, Jr.
                                                       President


         In accordance with the requirements of the Securities Act of 1933, this post-effective amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on the 29th day of April 1999.

         Signature                         Title                       Date
         ---------                         -----                       ----

    /s/    John A. Butorac, Jr.   President, Chief Executive      April 29, 1999
 ------------------------------   Officer and Director
           John A. Butorac, Jr.

   /s/     James M. Mulrooney     Executive Vice President,       April 29, 1999
-------------------------------   Chief Financial Officer and
         James M. Mulrooney       Director (Principal Financial
                                  and Accounting Officer)


                    *             Director                        April 29, 1999
--------------------------------
         David M. Roth

                    *             Director                        April 29, 1999
--------------------------------
         Minx Auerbach

                    *             Director                        April 29, 1999
--------------------------------
         Lewis Bass

                    *             Director                        April 29, 1999
--------------------------------
         Roger Drury

                    *             Director                        April 29, 1999
--------------------------------
         George Keller

                    *             Director                        April 29, 1999
--------------------------------
         Terrance A. Smith

*/s/ John A. Butorac, Jr.
-------------------------
John A.  Butorac,  Jr.,  as  attorney-in-fact
for the  above-named  individuals pursuant  to
the power of  attorney  previously  filed as
Exhibit  24.1 to this Registration Statement.